FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-255934-01

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) (SEC File No. 333-255934) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, BMO Capital Markets Corp., KeyBanc Capital Markets Inc., Deutsche Bank Securities Inc. or any other underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-864-7760.

The information in this file (the “File”) does not contain all information that is required to be included in the prospectus. This File should be reviewed only in conjunction with the entire prospectus. Prospective investors are advised to read carefully, and should rely on, the prospectus relating to the certificates referred to herein in making their investment decision. The information in this File should not be viewed as projections, forecasts, predictions or opinions with respect to value.

The information in this File is preliminary and may be amended and/or supplemented prior to the time of sale. The information in this File supersedes any contrary information contained in any prior File relating to the certificates and will be superseded by any contrary information contained in any subsequent File prior to the time of sale.

The securities related to this File are being offered when, as and if issued. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy such securities in any state or other jurisdiction where such offer, solicitation or sale is not permitted. Such securities do not represent an interest in or obligation of the depositor, the sponsors, the originators, the master servicer, the special servicers, the trustee, the certificate administrator, the operating advisor, the asset representations reviewer, the controlling class representative, the risk retention consultation parties, the companion loan holders (or their representatives), the underwriters or any of their respective affiliates. Neither such securities nor the underlying mortgage loans are insured or guaranteed by any governmental agency or instrumentality or private insurer.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation being made that these materials are accurate or complete and that these materials may not be updated or (3) these materials possibly being confidential, are, in each case, not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

BMO Capital Markets is a trade name used by BMO Financial Group for the wholesale banking businesses of Bank of Montreal, BMO Harris Bank N.A. (member FDIC), Bank of Montreal Europe p.l.c, and Bank of Montreal (China) Co. Ltd, the institutional broker dealer business of BMO Capital Markets Corp. (Member FINRA and SIPC) and the agency broker dealer business of Clearpool Execution Services, LLC (Member FINRA and SIPC) in the U.S., and the institutional broker dealer businesses of BMO Nesbitt Burns Inc. (Member Investment Industry Regulatory Organization of Canada and Member Canadian Investor Protection Fund) in Canada and Asia, Bank of Montreal Europe p.l.c. (authorized and regulated by the Central Bank of Ireland) in Europe and BMO Capital Markets Limited (authorized and regulated by the Financial Conduct Authority) in the UK and Australia.

DESCRIPTION OF THE 360 ROSEMARY LOAN COMBINATION

The following is a summary of the principal provisions of The 360 Rosemary Loan Combination made pursuant to the Loan Agreement, dated as of January 18, 2022 (the “Loan Agreement”), between CityPlace North II, L.L.C., a Delaware limited liability company (the “Borrower”), and Bank of Montreal, a Canadian chartered bank acting through its Chicago branch (together with its successors and assigns, “BMO” or the “Lender”). The Loan Agreement and the other documents were executed and/or delivered by the Lender and the Borrower on or before January 18, 2022 (the “Origination Date”) to evidence and/or secure The 360 Rosemary Loan Combination (collectively, “Loan Documents”).

Certain defined terms used in this “Description of The 360 Rosemary Loan Combination” section reflect defined terms used in the Loan Documents for the purpose of determining the occurrence of certain events or compliance with certain covenants in the Loan Documents. The results of these calculations will differ, and may differ substantially, from similar numerical information and statistics regarding the Mortgaged Property and the Mortgage Loan presented elsewhere in this Offering Circular including those based upon the assumptions and the definitions set forth in Annex A to this Offering Circular.

General

The 360 Rosemary Loan Combination is a 10-year fixed-rate, interest-only loan evidenced by seven promissory notes (the “Notes”) with an aggregate outstanding principal balance as of the Cut-off Date of $210,000,000 and is secured by, among other things, a first-priority mortgage lien on the Borrower’s fee simple interest in the office space owned by the Borrower.

The 360 Rosemary Loan Combination is scheduled to mature February 6, 2032 (the “Scheduled Maturity Date”). The 360 Rosemary Loan Combination is an interest-only loan and will not require scheduled payments of principal during the term of The 360 Rosemary Loan Combination. The Loan Documents provide that the Borrower will be required to pay monthly payments of interest on The 360 Rosemary Loan Combination as described in “—Payment on the 360 Rosemary Loan Combination” below.

“Maturity Date” means the Scheduled Maturity Date or such earlier date as may result from acceleration of the loan in accordance with the Loan Agreement.

The “Cut-off Date” means, with respect to the 360 Rosemary Loan Combination, February 6, 2022.

The outstanding principal balance of each Note as of the Cut-off Date is set forth in the table below:

Note	Lender	Original Principal Balance
Note A-1	BMO	$25,000,000
Note A-2	BMO	$20,000,000
Note A-3	BMO	$15,000,000
Note A-4	BMO	$15,000,000
Note A-5	BMO	$10,000,000
Note B-1	BMO	$100,802,000
Note C-1	BMO	$24,198,000

The weighted average interest rate on the 360 Rosemary Loan Combination as of the Cut-off Date is 3.95%.

Security for the 360 Rosemary Loan Combination

The 360 Rosemary Loan Combination is secured by a first-priority fee mortgage (the “Mortgage”), assignment of leases and rents, security agreement and fixture filing executed and delivered by the Borrower to the Lender as security for The 360 Rosemary Loan Combination and encumbering the Mortgaged Property, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time (collectively, the “Collateral”).

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Non-Recourse Provisions and Exceptions

Recourse on The 360 Rosemary Loan Combination generally may be had only against the Mortgaged Property and other collateral that have been pledged to secure The 360 Rosemary Loan Combination. Lender will not enforce Borrower’s obligation to pay the Indebtedness (or perform or observe any other obligation of Borrower under the Loan Documents) by any action or proceeding wherein a deficiency judgment or other judgment establishing personal liability will be sought against Borrower or Sponsor or (i) any affiliate of Borrower or Sponsor, (ii) a direct or indirect equityholder, principal, beneficiary, trustee, member, shareholder or partner of Borrower or Sponsor or any affiliate of Borrower or Sponsor, or (iii) an officer, director, agent, manager, independent manager, authorized signatory, employee or partner of any of the foregoing (each an “Exculpated Person”), except, with respect to Borrower only, for foreclosure actions or any other appropriate actions or proceedings in order to fully exercise Lender’s remedies in respect of, and to realize upon, the Collateral, and except for any actions to enforce (x) any obligations expressly assumed or guaranteed by Sponsor under the Loan Documents or (y) the recourse obligations of Borrower for the Guaranteed Obligations, provided, that any judgment in any such action or proceeding will be enforceable against Borrower only to the extent of Borrower’s interest in the Collateral. Lender, by the Loan Documents, will, and any and all assignees, participants and other holders, by agreeing to purchase, participate in or hold any part of the Loan, agree to not sue for, seek or demand any deficiency judgment against Borrower or any Exculpated Person in any such action or proceeding under or by reason of or under or in connection with any of the Loan Documents, except as specifically provided in the Loan Agreement. Notwithstanding anything to the contrary, no Exculpated Person will have any personal liability whatsoever with respect to the Loan, the Loan Agreement, the Loan Documents, or any obligations arising hereunder or thereunder, and Lender will not enforce the liability and obligations of Borrower (including, without limitation, the bringing of a money judgement, deficiency judgment, or any other judgment establishing personal liability) against any Exculpated Person; except that, for the avoidance of doubt, nothing herein is meant to excuse Sponsor from any obligations expressly assumed or guaranteed by Sponsor under the Loan Documents. Pursuant to the Loan Agreement, Borrower agreed to indemnify Lender and hold Lender harmless from and against any and all actual damages to Lender (including the reasonable, out-of-pocket legal and other expenses of enforcing the obligations of Borrower under the recourse provisions of the Loan Agreement and Sponsor under the Guaranty) resulting from or arising out of any of the following (the “Guaranteed Obligations ”):

(i)       any intentional physical Waste at the Property committed or permitted by or at the express direction of Borrower, Sponsor or any of their respective affiliates (but excluding (x) any act or omission of any Tenant and (y) any matter that is the obligation of a Tenant under any Lease);

(ii)       any fraud or intentional misrepresentation in connection with the Loan committed by or at the express direction of Borrower, Sponsor or any of their respective affiliates;

(iii)       any willful misconduct in connection with the Loan by or at the express direction of Borrower, Sponsor or any of their respective affiliates (including any litigation or other legal proceeding initiated by such Person in bad faith with the intent to delay, oppose, impede, obstruct, hinder, enjoin or otherwise interfere with or frustrate the efforts of Lender to exercise any rights and remedies available to Lender as provided in the Loan Agreement and in the other Loan Documents during the continuance of an Event of Default);

(iv)       any misappropriation or misapplication by or at the express direction of Borrower, Sponsor or any of their respective affiliates of any funds that are actually received by Borrower, Sponsor or their respective affiliates in violation of the Loan Documents (including misappropriation or misapplication of Revenues, security deposits and/or Loss Proceeds);

(v)       any voluntary debt, lien or encumbrance against the Mortgaged Property in violation of the Loan Documents that does not trigger full recourse under the Loan Agreement’s prohibition on (a) voluntary transfer of title to all or a portion of the Mortgaged Property by Borrower in violation of the Loan Documents and (b) voluntary mortgage or mezzanine debt incurred against the Mortgage Property by Borrower in violation of the Loan Documents, provided that with respect to any charges

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that are permitted under the Loan Documents, a lien or encumbrance resulting from non-payment of such amount will only be recourse to Sponsor and Borrower if Lender permits cash flow from the Mortgaged Property (including amounts on reserve with Lender) to be applied to pay such charges that would create such Lien or encumbrance and provided that such cash flow from the Property is sufficient to pay such charge that would otherwise create such Lien or encumbrance;

(vi)       any transfer of Collateral by or at the express direction of Borrower, Sponsor or any of their respective affiliates in violation of the Loan Documents that does not trigger full recourse under the Loan Agreement’s prohibition on (a) voluntary transfer of title to all or a portion of the Mortgaged Property by Borrower in violation of the Loan Documents and (b) voluntary mortgage or mezzanine debt incurred against the Mortgage Property by Borrower in violation of the Loan Documents, but excluding the removal of obsolete equipment or obsolete personal property in the ordinary course of business;

(vii)       any breach by or at the express direction of Borrower or Sponsor of any representation, indemnification obligation or covenant regarding environmental matters contained in this Agreement or in the Environmental Indemnity Agreement (as described under “—Risk Management—Environmental Indemnity” below);

(viii)       any failure to pay or maintain the Policies (as described under “—Risk Management—Insurance” below) or pay the amount of any deductible required thereunder following a Casualty (as described under “—Risk Management—Casualty and Condemnation” below) or other insurance claim, provided Lender permits cash flow from the Mortgaged Property (including amounts on reserve with Lender) to be applied for such purpose and provided that such cash flow from the Mortgaged Property is sufficient to pay such amounts;

(ix)       any failure of Borrower to be, and to at all times have been, a single-purpose entity;

(x)       any fees or commissions paid by Borrower to any affiliate in violation of the Loan Documents;

(xi)       any involuntary bankruptcy of Borrower (where the involuntary bankruptcy petition was not filed by Lender or any assignee, participant or other holder of the Loan), provided that for this purpose “Damages” will be limited to the amount by which such costs and expenses exceed the costs and expenses Lender would have incurred in an uncontested foreclosure on the Property; and

(xii)       any opposition by Borrower or Sponsor to any motion filed by Lender for relief from the automatic stay in any bankruptcy proceeding of Borrower.

The Sponsor delivered to the Lender a guaranty (the “Guaranty”) of the Borrower’s Guaranteed Obligations.

In addition to the Guaranteed Obligations, the Loan and all Indebtedness will be fully recourse to Borrower and Sponsor, jointly and severally, in the event of (A) any voluntary transfer of title to all or any portion of the Property by Borrower or of direct or indirect equity interests in Borrower in violation of the Loan Documents, (B) any voluntary Debt in the nature of mortgage or mezzanine debt incurred against the Property, in each case incurred by Borrower in violation of the Loan Documents, (C) the filing by Borrower of any voluntary petition for bankruptcy, insolvency, dissolution or liquidation pursuant to any Title of the United States Code concerning bankruptcy or insolvency (as amended, modified, succeeded or replaced, from time to time, the “Bankruptcy Code”) or any similar federal or state law (or the filing of any involuntary petition if Borrower, Sponsor or any of their respective affiliates colluded with, solicited, caused to be solicited or joined other creditors in such filing), or (D) Borrower failing to be, and to at all times have been, a single-purpose entity, which failure results in a substantive consolidation of Borrower with any affiliate in a bankruptcy or similar proceeding, provided that Lender did not petition for or otherwise cooperate with a third party to effect such substantive consolidation.

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“Collateral” means all assets owned from time to time by Borrower including the Mortgaged Property, the Revenues and all other tangible and intangible property in respect of which Lender is granted a lien under the Loan Documents, and all proceeds thereof.

“Indebtedness” means the Principal Indebtedness, together with interest and all other sums due from Borrower to Lender under the Loan Documents, including all transaction costs, Yield Maintenance Premiums, late fees and other amounts due or to become due to Lender pursuant to the Loan Agreement, under the Notes or in accordance with any of the other Loan Documents, and all other amounts, sums and expenses reimbursable by Borrower to Lender under the Loan Agreement or pursuant to the Notes or any of the other Loan Documents.

“Governmental Authority” means any federal, state, county, regional, local or municipal government, any bureau, department, agency or political subdivision thereof and any Person with jurisdiction exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government (including any court).

“Person” means any natural person, corporation, limited liability company, partnership, joint venture, estate, trust, unincorporated association or Governmental Authority and any fiduciary acting in such capacity on behalf of any of the foregoing.

“Policies” means all policies of insurance (as described under “—Risk Management—Insurance” below)

“Principal Indebtedness” means the principal balance of the Loan outstanding from time to time.

“Revenues” means all rents (including percentage rent), rent equivalents, moneys payable as damages pursuant to a Lease or in lieu of rent or rent equivalents (including all Termination Proceeds), royalties (including all oil and gas or other mineral royalties and bonuses), income, receivables, receipts, revenues, deposits (including security, utility and other deposits), accounts, cash, issues, profits, charges for services rendered, and other consideration of whatever form or nature received by or paid to or for the account of or benefit of Borrower from any and all sources including any obligations now existing or hereafter arising or created out of the sale, lease, sublease, license, concession or other grant of the right of the use and occupancy of property or rendering of services by Borrower and proceeds, if any, from business interruption or other loss of income insurance.

“Sponsor” means, for the purposes of the 360 Rosemary mortgage loan documents, The Related Companies, L.P.

“Tenant” means any Person liable by contract or otherwise to pay monies (including, if applicable, a percentage of gross income, revenue or profits) pursuant to a Lease.

“Waste” means any intentional material abuse or destructive use (whether by action or inaction) of the Mortgaged Property.

Payment on the 360 Rosemary Loan Combination

The Borrower is obligated to pay the Lender monthly payments of interest (the “Monthly Payment”) in the amount of interest which accrues on the outstanding principal balance of The 360 Rosemary Loan Combination for the related Interest Accrual Period. Such payments are to be made on the sixth day of each calendar month (or if such date is not a Business Day, the immediately preceding Business Day) (each, a “Payment Date”), commencing on March 6, 2022 until and including the Maturity Date. Each Monthly Payment will be applied in accordance with the terms of any co-lender or similar agreement between the holders from time to time of The 360 Rosemary Loan Combination and/or any other interest of the “Lender” under the Loan Agreement.

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Interest will be payable on each Note at a fixed per annum rate equal to the amount set forth in the corresponding table in “—General” above (the “Note Rate”). Interest on the outstanding principal balance of The 360 Rosemary Loan Combination will be calculated based on the actual number of days elapsed in the Loan Interest Accrual Period, and assuming a 360-day year.

From and after the occurrence and during the continuance of an Event of Default, the balance of The 360 Rosemary Loan Combination will bear interest at the applicable Default Rate and, in the case of all amounts not paid when due, Borrower will pay to Lender a late fee in an amount equal to the lesser of 5% of such unpaid sum and the maximum amount permitted by applicable law, in order to defray a portion of the expense incurred by Lender in handling and processing such delinquent payment and to compensate Lender for the loss of the use of such delinquent payment (except that no late fee will be payable in respect of a late payment of the Principal Indebtedness on the Maturity Date, whether or not accelerated, or any accelerated portion of the Principal Indebtedness).

“Business Day” means any day other than a Saturday, a Sunday or a day on which federally insured depository institutions in the State of New York or the state in which the offices of Lender, its trustee, its Servicer or its Servicer’s collection account are located are authorized or obligated by law, governmental decree or executive order to be closed.

“Interest Accrual Period” means each period from and including the sixth day of a calendar month through and including the fifth day of the immediately succeeding calendar month. The first Interest Accrual Period will commence on and include the Origination Date.

Prepayment

The Borrower will have the right to prepay The 360 Rosemary Loan Combination (i) in whole only, provided no Event of Default is occurring and upon not less than 30 days’ prior written notice to Lender, at any time prior to the Open Prepayment Period, provided that Borrower will pay to Lender simultaneously with such prepayment the applicable Yield Maintenance Premium, or (ii) during the Open Prepayment Period without the payment of the Yield Maintenance Premium. Any prepayment will be accompanied by all interest accrued on the amount prepaid, plus, if such prepayment is not made on a Payment Date, the amount of interest that would have accrued on the amount prepaid had the Loan remained outstanding through the end of the Interest Accrual Period in which such prepayment occurs, plus all other amounts then due under the Loan Documents. Borrower’s notice of prepayment will create an obligation of Borrower to prepay the Loan as set forth in the Loan Agreement, but may be rescinded with 5 days’ written notice to Lender (subject to payment of any out-of-pocket costs and expenses resulting from such rescission). If Borrower is not entitled to apply Loss Proceeds toward the restoration of the Property (as described under “—Risk Management—Casualty and Condemnation” below) pursuant to the Loan Agreement and Lender elects not to permit such Loss Proceeds to be so applied, such Loss Proceeds will be applied on the first Payment Date following such election to the prepayment of the Principal Indebtedness until reduced to zero, with the balance, if any, to be remitted to Borrower and Borrower will not be required to pay the Yield Maintenance Premium with respect to such prepayment.

If, prior to the commencement of the Open Prepayment Period, all or any portion of the Principal Indebtedness is paid to Lender following acceleration of the Loan, Borrower will pay to Lender an amount equal to the applicable Yield Maintenance Premium. Amounts received in respect of the Indebtedness during the continuance of an Event of Default will be applied toward interest, principal and other components of the Indebtedness (in such order as Lender shall determine) before any such amounts are applied toward payment of Yield Maintenance Premiums, with the result that Yield Maintenance Premiums will accrue as the Principal Indebtedness is repaid but no amount received from Borrower will constitute payment of a Yield Maintenance Premium until the remainder of the Indebtedness shall have been paid in full.

“Open Prepayment Period” means the final six Interest Accrual Periods prior to the Maturity Date.

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“Yield Maintenance Premium” means, with respect to any payment of principal on a Note or Note Component that is subject to a Yield Maintenance Premium pursuant to the Loan Agreement, the product of:

(A)        a fraction whose numerator is the amount so paid and whose denominator is the outstanding principal balance of the Note or Note Component before giving effect to such payment, times

(B)        the amount by which (1) the sum of the respective present values, computed as of the date of prepayment, of the remaining scheduled unpaid payments of principal and interest with respect to the Note or Note Component, assuming a repayment in full by Borrower of the Loan at the commencement of the Open Prepayment Period (and no earlier prepayments or acceleration of the Loan), including such final repayment, determined by discounting such payments to the date on which such prepayment is made at the Treasury Constant Yield, exceeds (2) the outstanding principal balance of the Note or Note Component on such date immediately prior to such prepayment;

provided that the Yield Maintenance Premium shall not be less than 3% of the amount prepaid. The calculation of the Yield Maintenance Premium will be made by Lender and will, absent manifest error, be final, conclusive and binding upon all parties.

Defeasance

On any date after the expiration of the Lockout Period, provided no Event of Default is then continuing and subject to the notice requirement described below, Borrower may obtain the release of the Collateral from the liens of the Loan Documents upon (a) the payment to Lender of all sums due under the Loan Documents as of the date of such release of the Collateral, and (b) the delivery of the following to Lender:

(i)       Defeasance Collateral sufficient to provide payments on or prior to, and in any event as close as possible to, all successive Payment Dates in an amount sufficient to make all payments of interest and principal due hereunder, including the then outstanding Principal Indebtedness on the first Payment Date in the Open Prepayment Period or such other Payment Date in the Open Prepayment Period as Borrower shall elect;

(ii)       written confirmation from an independent certified public accounting firm reasonably satisfactory to Lender that such Defeasance Collateral is sufficient to provide the payments described above;

(iii)       a security agreement, in form and substance reasonably satisfactory to Lender, creating in favor of Lender a first priority perfected security interest in such Defeasance Collateral (a “Defeasance Pledge Agreement”), which will provide, among other things, that any payments generated by the Defeasance Collateral will be paid directly to Lender and applied by Lender in satisfaction of all amounts then due and payable hereunder, and any excess received by Lender from the Defeasance Collateral over the amounts payable by Borrower hereunder or under the Note will be refunded to Borrower promptly after Lender’s receipt of such excess;

(iv)       an opinion of counsel, in form and substance reasonably satisfactory to Lender and delivered by counsel reasonably satisfactory to Lender, opining that (1) the Defeasance Pledge Agreement has been duly authorized and is enforceable against Borrower in accordance with its terms and that Lender has a perfected first priority security interest in such Defeasance Collateral; (2) the Defeasance (including the assumption described below) does not cause a tax to be imposed on the Securitization Vehicle or, if the Securitization Vehicle is a REMIC, does not cause any portion of the Loan to cease to be a “qualified mortgage” within the meaning of section 860G(a)(3) of the Code, and (3) the Defeasance does not constitute a “significant modification” of the Loan under Section 1001 of the Code;

(v)       the Rating Condition with respect to such Defeasance will have been satisfied or deemed satisfied pursuant to the definition of “Rating Condition”;

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(vi)       instruments reasonably satisfactory to Lender and Borrower releasing and discharging or assigning to a third party Lender’s liens on the Collateral (other than the Defeasance Collateral);

(vii)       such other customary certificates, opinions, documents or instruments as Lender and the Rating Agencies may reasonably request; and

(viii)       reimbursement of Lender’s reasonable out-of-pocket costs and expenses (including Rating Agency, legal and accounting costs).

Lender will reasonably cooperate with Borrower to avoid the incurrence of mortgage recording taxes in connection with a Defeasance, at Borrower’s sole cost and expense.

At the time of the Defeasance, the Loan will be assumed by a bankruptcy-remote entity designated by Borrower and reasonably approved by Lender, to which Borrower will transfer all of the Defeasance Collateral (a “Defeasance Borrower”). Borrower will have the right to establish and/or designate such Defeasance Borrower and to purchase, or cause to be purchased, the Defeasance Collateral. Such Defeasance Borrower will execute and/or deliver (as applicable) to Lender an assumption agreement in customary form or in form and substance reasonably satisfactory to Lender, such Uniform Commercial Code financing statements as may be reasonably requested by Lender and legal opinions of counsel reasonably acceptable to Lender that are substantially equivalent to opinions delivered to Lender on the Origination Date, including a new nonconsolidation opinion reasonably satisfactory to Lender and satisfactory to the Rating Agencies; and Borrower and the Defeasance Borrower will deliver such other customary documents, certificates and legal opinions as Lender will reasonably request. Any excess cash flow from the Defeasance Collateral will be the property of Borrower.

Borrower must give Lender and each Rating Agency at least 30 days’ (and not more than 60 days’) prior written notice of any Defeasance under the Loan Agreement, specifying the date on which the Defeasance is to occur. If such Defeasance is not made on such date (x) Borrower’s notice of Defeasance will be deemed rescinded, and (y) Borrower will on such date pay to Lender all reasonable losses, costs and expenses suffered by Lender as a consequence of such rescission.

Upon satisfaction of the requirements described above, Lender will execute and deliver to Borrower such instruments, prepared by Borrower and approved by Lender, as will be necessary to release the Mortgaged Property from the liens of the Loan Documents or assign such liens (and the Loan Documents) to a new lender designated by Borrower. Upon assumption by Defeasance Borrower in accordance with the foregoing, Borrower and Sponsor, as applicable, will be relieved of their obligations hereunder, under the other Loan Documents and under the Defeasance Pledge Agreement other than those obligations which are specifically intended to survive the termination, satisfaction or assignment of this Agreement or the exercise of Lender’s rights and remedies under the Loan Documents. Promptly thereafter, but in no event later than 10 Business Days following the Defeasance and satisfaction of the conditions hereof, Lender will return to Borrower any and all funds held in any accounts maintained pursuant to the Loan Agreement.

“Defeasance Collateral” means government securities (as described in Treasury Reg. 1.860G-2(a)(8)(ii)) that are the direct obligations of the United States of America, or other “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, in each case that are not subject to prepayment, call or early redemption.

“Lockout Period” means the period from the Origination Date to but excluding the first Payment Date following the earlier to occur of (i) the third anniversary of the Origination Date and (ii) the second anniversary of the date on which the entire Loan (including any subordinated interest therein) has been Securitized pursuant to a Securitization or series of Securitizations.

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Lockbox and Certain Cash Management Arrangements Account

Borrower established, on or prior to the Origination Date, and must maintain a lockbox account with the Lockbox Bank into which income from the Property will be deposited (the “Lockbox Account”). Pursuant to the Deposit Account Control Agreement, the Borrower has no control of the Lockbox Account and that at the end of each Business Day the Lockbox Bank will remit all amounts contained therein directly into the account maintained by Property Manager or Borrower containing the operating expenses of the Mortgaged Property (the “Operating Account”) until such time as Lender directs otherwise in accordance with the terms and conditions of the Loan Agreement. So long as no Trigger Period or Event of Default is continuing, Lender will specify the Operating Account for such remittance by the Lockbox Bank. During the continuance of a Trigger Period or Event of Default Lender will specify Lender’s cash management account (the “Cash Management Account”) for such remittance by the Lockbox Bank.

Borrower has instructed each Tenant that all payments under the Leases must be remitted directly to the Lockbox Account and that such instruction may not be rescinded unless and until such Tenant receives from Borrower or Lender a copy of Lender’s written consent to such rescission (which Lender shall provide promptly upon request following payment in full of the Indebtedness). Borrower is required to cause all cash revenues relating to the Property and all other money received by Borrower or the Approved Property Manager derived from the Property (other than tenant security deposits required to be held in escrow accounts) to be deposited in the Lockbox Account or the Cash Management Account by the end of the first Business Day following Borrower’s or the Approved Property Manager’s receipt thereof.

Borrower will maintain at all times an Operating Account into which amounts may be deposited from time to time pursuant to the Loan Documents. Borrower will not permit any amounts unrelated to the Mortgaged Property to be commingled with amounts on deposit in the Operating Account and will cause all amounts payable with respect to Operating Expenses for the Mortgaged Property to be paid from the Operating Account or the Cash Management Account and no other account (unless paid from equity contributions to Borrower). During the continuance of an Event of Default or Trigger Period, Borrower will deliver to Lender each month the monthly bank statement related to such Operating Account. So long as no Event of Default is continuing, Borrower will be permitted to withdraw amounts from the Operating Account for the purpose of paying bona fide Property expenses incurred in accordance with the Loan Agreement and other bona fide administrative expenses of Borrower; and provided no Event of Default or Trigger Period is continuing, Borrower will be permitted to make equity distributions from amounts remaining therein after Property expenses that are then due and payable have been paid. During the continuance of an Event of Default, all amounts contained in the Operating Account will be remitted to the Cash Management Account

On each Payment Date during a Trigger Period, provided no Event of Default is continuing (and, if and to the extent Lender so elects in its sole discretion, during the continuance of an Event of Default until the Loan has been accelerated), Lender shall transfer amounts from the Cash Management Account and collected during the applicable collection period, less the minimum balance, to the following subaccounts in the following amounts and order of priority as per the Lender’s or its designee’s written instructions: (i) to pay any amounts required by the Loan Agreement to be deposited into the Basic Carrying Cost Account; (ii) to Lender, the amount of interest scheduled to be paid on such Payment Date, and any delinquent interest on the Loan, and all other amounts then due and payable under the Loan Documents (with any amounts in respect of principal paid last); (iii) to the Operating Account, an amount equal to the Budgeted Operating Expenses for the month in which such Payment Date occurs, provided that the amounts disbursed to such account will be used by Borrower solely to pay Budgeted Operating Expenses for such month (Borrower agreeing that, in the event that such Budgeted Operating Expenses exceed the actual operating expenses for such month, such excess amounts will be remitted by Borrower to the Cash Management Account prior to the next succeeding Payment Date) and, provided further, that no amounts will be disbursed to Borrower in respect of the base fees of the Approved Property Manager to the extent such base fees exceed the Maximum Management Fee; (iv) to the TI/LC Account, the amount, if any, required to be deposited therein pursuant to the Loan Agreement; (v) to the Replacement Reserve Account, the amount, if any, required to be deposited therein pursuant to the Loan Agreement; and (vi) all amounts

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remaining in the Cash Management Account will be deposited into the Excess Cash Flow Reserve Account (each as described under “—Reserves” below).

If on any Payment Date during a Trigger Period the amount in the Cash Management Account is insufficient to make all of the transfers described above (other than remittance of excess cash to the Excess Cash Flow Reserve Account), after giving effect to any remittances from the Excess Cash Flow Reserve Account, then Borrower will remit to the Cash Management Account on such Payment Date the amount of such deficiency; provided, however that the foregoing will not apply to Budgeted Operating Expenses to the extent the same were paid directly by Borrower, Sponsor or an affiliate of either. If Borrower fails to remit such amount to the Cash Management Account, the same will constitute an Event of Default and, in addition to all other rights and remedies provided for under the Loan Documents, Lender may disburse and apply the amounts in the applicable accounts to the payment of Indebtedness and/or toward the payment of property expenses.

“Deposit Account Control Agreement” means that certain agreement Deposit Account Control Agreement, dated as of the Origination Date, between Borrower, Lender and Wells Fargo Bank, National Association (the “Lockbox Bank”).

“Maximum Management Fee” means 3.0% of the gross revenues of the Mortgaged Property.

“Trigger Period” means each period that commences when debt yield, determined as of the first day of any fiscal quarter, commencing after the fourth fiscal quarter of 2022, is less than 5% and concludes when debt yield, determined as of the first day of each of two consecutive fiscal quarters thereafter, is equal to or greater than 5% (and if the financial reports required under the Loan Agreement are not delivered to Lender as and when required, a Trigger Period will be deemed to have commenced and be ongoing, unless and until such reports are delivered and they indicate that, in fact, no Trigger Period is ongoing).

Reserve Funds

Under the terms of the Loan Agreement, Lender will maintain the reserve accounts described below as set forth in the Loan Documents.

Basic Carrying Cost Account

Under the terms of the Loan Documents, the Lender is required to maintain an Eligible Account (which may be a book-entry subaccount) for the purpose of reserving amounts payable by Borrower in respect of property taxes and insurance premiums (the “Basic Carrying Cost Account”).

On each Payment Date following the commencement of a Trigger Period or an Event of Default and Lender’s reasonable determination of the amounts described herein, Borrower will remit to Lender, for deposit into the Basic Carrying Cost Account, an amount equal to the sum of (i) an amount that, together with subsequent monthly fundings on Payment Dates of 1/12 of projected annual property taxes, will be sufficient to pay the next installment of property taxes due with respect to the then-applicable tax period by the 30th day prior to the date they come due, plus (ii) an amount that, together with subsequent monthly fundings on Payment Dates of 1/12 of projected annual insurance premiums, will be sufficient to pay insurance premiums next due for the then-applicable calendar year by the 30th day prior to the date they come due.

If at any time Lender reasonably determines that the amount in the Basic Carrying Cost Account will not be sufficient to accumulate (upon payment of subsequent monthly amounts in accordance with the Loan Agreement) the full amount of the next installment of property taxes and insurance premiums by the date on which such amounts come due, then Lender will notify Borrower of such determination and Borrower will increase its monthly payments to the Basic Carrying Cost Account (from and after the date that is 10 days following such notice) by the amount that Lender reasonably estimates is sufficient to achieve such accumulation.

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Borrower will not be required to reserve any amounts for payment of insurance premiums for so long as Borrower will have provided Lender with evidence that insurance satisfying the requirements set forth in the Loan Agreement has been obtained under a blanket policy of insurance and thereafter provides Lender with evidence of payment of premiums in respect thereof prior to the date on which such payment would become delinquent. At any time during a Trigger Period that Borrower will have failed to deliver to Lender the evidence required by the immediately preceding sentence, amounts in respect of insurance premiums will be reserved in accordance with the Loan Agreement.

“Eligible Account” means an account or book-entry subaccount maintained with a federal or state-chartered depository institution or trust company that complies with the requirements in the Loan Agreement.

TI/LC Account

Under the terms of the Loan Documents, the Lender is required to maintain an Eligible Account (which may be a book-entry subaccount) for the purpose of reserving amounts payable by Borrower in respect of Tenant Improvement and Leasing Commissions (the “TI/LC Account”). On each Payment Date during a Trigger Period, Borrower will remit to Lender, for deposit into the TI/LC Account, an amount equal to the Monthly TI/LC Amount.

Provided no Event of Default is continuing, Lender will disburse funds from the TI/LC Account to Borrower up to one time per calendar month to reimburse Borrower for Leasing Commissions and Tenant Improvement costs incurred by Borrower in connection with a new lease (or ease extension, expansion or amendment) entered into in accordance with the Loan Documents, in each case within 10 Business Days following receipt from Borrower of a disbursement request.

Whenever a Lease is terminated in whole or in part, whether by buy-out, cancellation, default, rejection or otherwise, or the Tenant thereunder defaults, and in any such case Borrower receives any payment, fee, damages, forfeited security deposit, or proceeds of any bond or letter of credit given as security (collectively, “Termination Proceeds”), Borrower will promptly remit such Termination Proceeds to Lender for deposit into the TI/LC Account. Borrower will not waive, decline or reduce the amount of Termination Proceeds to which it may be entitled unless otherwise consented to by Lender in writing (such consent not to be unreasonably withheld, conditioned or delayed). Provided no Event of Default is continuing, (i) Lender will disburse such Termination Proceeds or portion thereof to Borrower at the written request of Borrower in respect of Leasing Commissions and Tenant Improvement costs incurred by Borrower in connection with a replacement lease entered into in accordance with the terms of the Loan Agreement in respect of the space covered by such terminated lease, subject to satisfaction of the requirements specified above, and (ii) after the space covered by such terminated lease has been relet, the replacement Tenant is in occupancy and has commenced paying rent under the replacement lease and all Leasing Commissions and Tenant Improvement costs relating to such space have been paid, the remainder of such Termination Proceeds, if any, will be remitted to the Operating Account unless a Trigger Period or Event of Default is continuing, in which event the remainder will be remitted to the Lockbox Account.

“Leasing Commissions” means leasing commissions required to be paid by Borrower in connection with the leasing of space to tenants at the Mortgaged Property pursuant to leases entered into by Borrower in accordance with the Loan Agreement and payable in accordance with third-party/arms’-length written brokerage agreements or in accordance with the Approved Management Agreement.

“Monthly TI/LC Amount” means $19,804.19.

“Tenant Improvement” means, collectively, (i) tenant improvements to be undertaken for any tenant that are required to be completed by or on behalf of Borrower pursuant to the terms of such tenant’s lease, and (ii) tenant improvements paid or reimbursed through allowances to a tenant pursuant to such tenant’s lease.

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Replacement Reserve Account

Under the terms of the Loan Documents, the Lender will maintain an Eligible Account (which may be a book-entry subaccount) for the purpose of reserving amounts in respect of replacements (the “Replacement Reserve Account”).

On each Payment Date during a Trigger Period, Borrower will remit to Lender, for deposit into the Replacement Reserve Account, an amount equal to the Monthly Replacement Reserve Amount. Provided no Event of Default is continuing, Lender will disburse funds from the Replacement Reserve Account to Borrower up to one time per calendar month to reimburse Borrower for costs of Replacements, in each case within 10 Business Days following receipt from Borrower of a disbursement request with respect thereto.

“Monthly Replacement Reserve Amount” means $3,960.84.

Base Building Account

Under the terms of the Loan Documents, the Lender will maintain an Eligible Account (which may be a book-entry subaccount) for the purpose of reserving amounts anticipated to be required to pay the remaining costs of completing the base building work (the “Base Building Work”) as further described in the Loan Agreement and releasing all related retainage amounts (the “Base Building Account”). On the Origination Date, Borrower remitted to Lender, for deposit into the Base Building Account, funds in the amount of $2,718,997.83 to complete the Base Building Work (the “Base Building Amount”). Provided no Event of Default is continuing, Lender will disburse funds to Borrower from the Base Building Account up to one time per calendar month for payment of the remaining costs of the Base Building Work, in each case within 10 Business Days following receipt from Borrower of a disbursement request with respect thereto.

Unfunded Obligations Account

Under the terms of the Loan Documents, Lender will maintain an Eligible Account (which may be a book-entry subaccount) for the purpose of reserving for the unfunded obligations described in the Loan Agreement required to be funded by Borrower (the “Unfunded Obligations Account”).

On the Origination Date, Borrower remitted to Lender, for deposit into the Unfunded Obligations Account, funds in the amount of $42,779,553 (the “Unfunded Obligations Amount”). Borrower may make additional remittances into the Unfunded Obligations Account from time to time in respect of gap rent and free rent under newly-executed Leases for the purpose of increasing operating income as set forth in the Loan Agreement.

Borrower will perform its obligations in respect of the Unfunded Obligations when and as due under the respective Leases or other applicable agreements. Provided no Event of Default is continuing, Lender will (x) disburse funds to Borrower from the Unfunded Obligations Account up to one time per calendar month to reimburse Borrower for reasonable costs and expenses incurred in the performance of Unfunded Obligations other than free rent and (y) disburse funds to the Lockbox Account (or, during a Trigger Period, to the Cash Management Account) from the Unfunded Obligations Account up to one time per calendar month in the amount of any gap rent and free rent reserved in the Unfunded Obligations Account in respect of such calendar month, in each case within 10 Business Days following receipt from Borrower of a disbursement request with respect thereto.

Excess Cash Flow Reserve Account

Under the terms of the Loan Documents, Lender will maintain an Eligible Account (which may be a book-entry subaccount) for the deposit of amounts required to be deposited therein (the “Excess Cash Flow Reserve Account”).

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Provided no Event of Default is continuing under the 360 Rosemary Loan Combination, Lender will disburse funds from the Excess Cash Flow Reserve Account to Borrower up to one time per calendar month, in each case following receipt from Borrower of a disbursement request, to pay (i) emergency expenses, (ii) subject to, costs in connection with the restoration of the Property following a Casualty (to the extent such costs exceed the Loss Proceeds received by Borrower in connection therewith as described in the Loan Agreement), (iii) Tenant Improvements and Leasing Commissions with respect to Leases that are entered into in accordance with the terms of or otherwise permitted under this Agreement to the extent they exceed amounts on reserve in the TI/LC Account, (iv) expenses other than Tenant Improvements and Leasing Commissions that are incurred by Borrower under any lease entered into in accordance with the terms of or otherwise permitted under the Loan Agreement to the extent necessary to fulfill Borrower’s obligations under such Lease and to the extent they exceed amounts on reserve in any applicable account, (v) budgeted operating expenses to the extent they exceed amounts then available to Borrower to make such payment, including amounts on deposit in the Operating Account, and (vi) on any Payment Date, amounts then required to be remitted to Lender or into the Basic Carrying Cost Account, the TI/LC Account or the Replacement Reserve Account to the extent amounts then contained in the Cash Management Account are insufficient.

Permitted Transfers

Borrower will not transfer any Collateral other than pursuant to the terms of the Loan Agreement relating to an Assumption (as described under “—Transfer and Assumption” below) or Defeasance (as described under “—Defeasance” above) and other than the replacement or other disposition of obsolete or non-useful personal property and fixtures in the ordinary course of business, and Borrower will not file a declaration of condominium with respect to the Mortgaged Property. For the avoidance of doubt, the foregoing will not apply to the replacement or disposition of personal property by the tenant under any lease. No Prohibited Change of Control, Prohibited Equity Pledge or Prohibited Preferred Equity will occur or exist.

“Prohibited Change of Control” means the occurrence of any one or more of the following: (i) the failure of Borrower to be Threshold Owned by one or more Qualified Equityholders (individually or collectively), or (ii) the failure of Borrower to be controlled by Sponsor or a Qualified Equityholder.

“Prohibited Equity Pledge” means the existence of a lien on any equity interest in, or right to distributions from, a Restricted Person; provided that a pledge of a non-controlling indirect equity interest in Borrower to secure a loan to an indirect equityholder of Borrower will not constitute a Prohibited Equity Pledge if the pledged interest constitutes no more than 20% of the collateral for such loan by value and foreclosure upon such pledge would not result in a Prohibited Change of Control (for purposes of this proviso, multiple pledges to a single Person or affiliated Persons or that are made in connection with one or a series of related transactions will be deemed to be a single pledge).

“Prohibited Preferred Equity” means preferred equity that is issued by a Restricted Person and has (i) a hard coupon, minimum return or the equivalent or (ii) a mandatory redemption date or the equivalent, with consequences for failure to meet (i) or (ii), such as a change in control or the triggering of buy-sell mechanisms. For the avoidance of doubt, preferred equity will not be prohibited solely by reason of the preferred equityholder having consent rights over capital events.

“Qualified Equityholder” means (1) prior to the earlier of (x) three months after Securitization or (y) the first anniversary of the Origination Date, Sponsor; and (2) thereafter, (i) Sponsor, (ii) any Person approved by Lender with respect to which the Rating Condition is satisfied, or (iii) a bank, saving and loan association, investment bank, insurance company, trust company, commercial credit corporation, pension plan, pension fund or pension advisory firm, mutual fund, government entity or plan, real estate company, investment fund or an institution substantially similar to any of the foregoing, provided in each case under this clause (iii) that such Person (x) has total assets (in name or under management) in excess of $500,000,000 and (except with respect to a pension advisory firm or similar fiduciary) capital/statutory surplus or shareholder’s equity in excess of $200,000,000 (in both cases, exclusive of the Mortgaged Property), and (y) is regularly engaged in the business of owning and operating comparable properties

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“Restricted Person” means Borrower and each of its direct and indirect equityholders that is not a Person that derives less than 25% of its aggregate gross income, and less than 25% of its net worth, from its direct or indirect interest in the Mortgaged Property.

“Threshold Owned” of any entity means (i) if Borrower is Controlled by Sponsor, the ownership, directly or indirectly, of at least 20% of the equity interests in, and the right to at least 20% of the distributions from, such entity and (ii) if Borrower is controlled by one or more Qualified Equityholders, the ownership, directly or indirectly, of at least 40% of the equity interests in, and the right to at least 40% of the distributions from, such entity.

Transfer and Assumption

From and after the first anniversary of the Origination Date, Borrower (including any successor borrower) will have the right to contemporaneously transfer all of the Collateral to a successor borrower that will assume all of the obligations of Borrower hereunder and under the other Loan Documents (an “Assumption”), provided no Event of Default or monetary Default is then continuing, Lender consents to the Assumption in writing (which consent will not be unreasonably withheld, conditioned or delayed), and the following conditions are met to the reasonable satisfaction of Lender:

(i)       Such successor borrower will have executed and delivered to Lender an assumption agreement (including an assumption of the Mortgage in recordable form, if requested by Lender), in form and substance reasonably acceptable to Lender, evidencing its agreement to abide and be bound by the terms of the Loan Documents and containing representations substantially equivalent to those contained in the Loan Agreement (as described under “—Representations and Warranties” below) (recast, as necessary, such that representations that specifically relate to Origination Date are remade as of the date of such Assumption), together with an updated Exception Report that does not disclose exceptions that individually or in the aggregate have a Material Adverse Effect. For avoidance of doubt, such assumption agreement will not require any paydown, new or altered cash management or escrow provisions, new recourse carveouts or any other new or different loan terms, but rather will evidence the successor Borrower’s assumption of the unmodified terms of the Loan Documents with only such changes as are reasonably requested by the successor borrower to reflect its organizational structure.

(ii)       Such Uniform Commercial Code financing statements as may be reasonably requested by Lender will be filed.

(iii)       A Person satisfactory to Lender in its reasonable discretion assumes all obligations, liabilities, guarantees and indemnities of Sponsor and any other guarantor under the Loan Documents pursuant to customary documentation reasonably satisfactory to Lender (and upon such assumption by such Person, Sponsor and any other such guarantor will be released on a forward-looking basis from such obligations, liabilities, guarantees and indemnities).

(iv)       Such successor borrower will have delivered to Lender legal opinions of counsel reasonably acceptable to Lender that are equivalent to the opinions delivered to Lender on the Origination Date, including new nonconsolidation opinions that are reasonably satisfactory to Lender and satisfactory to each of the Rating Agencies; and Borrower and the successor Borrower will have delivered such other documents, certificates and legal opinions, including relating to REMIC or grantor trust matters, as applicable, as Lender will reasonably request.

(v)       Such successor borrower will have delivered to Lender all documents reasonably requested by it relating to the existence of such successor borrower and the due authorization of the successor borrower to assume the Loan and to execute and deliver the documents required pursuant to the Loan Agreement, each in form and substance reasonably satisfactory to Lender, including a certified copy of the applicable resolutions from all appropriate persons, certified copies of the organizational documents of the successor borrower, together with all amendments thereto, and certificates of good standing or existence for the successor borrower issued as of a recent date by its state of organization and each other state where such entity, by the nature of its business, is required to qualify or register.

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(vi)       The title insurance policy will have been properly endorsed or replaced to reflect the Transfer of the Property to the successor borrower.

(vii)       The Rating Condition will have been satisfied with respect to the Assumption.

(viii)       Lender’s standard “know-your-customer” requirements will have been satisfied with respect to any Person that holds 10% or more of the direct or indirect equity interests in, or controls, the Successor Borrower. Lender will use diligent and commercially reasonable efforts to complete its “know your customer” diligence within 30 days after receiving the information necessary to do so.

(ix)       Borrower will have paid to Lender a nonrefundable assumption fee in an amount equal to $200,000. Lender will not be permitted to charge a fee in excess of the foregoing amount in respect of any assumption.

(x)       Borrower will have reimbursed Lender for its reasonable out-of-pocket costs and expenses incurred in connection with such Assumption, including amounts actually owed to Rating Agencies (but no fee will be charged by Lender or any Servicer except for the assumption fee described herein).

Upon consummation of an Assumption in accordance with the terms hereof, Lender will release and discharge the transferor Borrower and the Sponsor (and any other guarantor), as applicable, prior to Assumption from all obligations and liabilities accruing under the Loan Documents from and after the effective date of such Assumption.

“Exception Report” means the report prepared by Borrower attached as an exhibit to the Loan Agreement setting forth any exceptions to the representations set forth in the Loan Agreement.

“Material Adverse Effect” means a material adverse effect upon (i) Borrower’s title to the Mortgaged Property, (ii) the ability of Borrower or Sponsor to perform any payment or other material obligation under the Loan Documents, (iii) Lender’s ability to enforce and derive the principal benefit of the security intended to be provided by the Mortgage and the other Loan Documents, or (iv) the value, use or enjoyment of the Mortgaged Property.

“Mortgage” means that certain Amended and Restated Mortgage, Assignment of Rents and Leases, Collateral Assignment of Property Agreements, Security Agreement and Fixture Filing encumbering the Mortgaged Property executed by Borrower as of the Origination Date, as the same may from time to time be amended, restated, replaced, supplemented or otherwise modified in accordance with the Loan Documents.

Liens

Borrower will not permit or suffer the existence of any lien on any of its assets, other than Permitted Encumbrances and, for a reasonable period of time following the Origination Date, the notices of commencement and liens specified in the Exception Report.

“Permitted Encumbrances” means:

(i)        the liens created by the Loan Documents;

(ii)       all liens and other matters specifically disclosed on the title insurance policy;

(iii)       Liens, if any, for property taxes that are not yet delinquent or are being diligently contested in good faith in compliance with the contest procedures in the Loan Agreement;

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(iv)       mechanics’, materialmen’s or similar liens, if any, and liens for delinquent taxes or impositions, in each case only if being diligently contested in good faith in compliance with the contest procedures in the Loan Agreement;

(v)       rights of existing and future tenants as tenants only pursuant to written leases entered into in conformity with the provisions of the Loan Agreement, and rights of subtenants and those claiming by, through or under tenants, including, without limitation, the rights of such subtenants following termination of any lease;

(vi)        bankers’ liens, rights of setoff and other similar liens existing solely with respect to cash and other investments on deposit in one or more accounts maintained by or on behalf of Borrower, in each case, (x) granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained solely securing amounts owing to such bank, and (y) with respect to the Collateral Accounts, only to the extent not waived in the Cash Management Agreement;

(vii)       Liens to secure equipment leases and customary purchase money indebtedness that are Permitted Debt pursuant to clause (iv) of the definition thereof, so long as such liens do not encumber any property other than the property permitted to be financed with such indebtedness;

(viii)        easements, restrictive covenants or other similar encumbrances entered into for traffic circulation, ingress, egress, parking, utilities and other similar purposes that would not be reasonably expected to have a Material Adverse Effect; and

(ix)       such other liens as Lender will approve in writing, which approval will not be unreasonably withheld, conditioned or delayed if no Event of Default is continuing.

Additional Indebtedness

Borrower will not incur any debt other than (A) the Indebtedness, (B) property taxes not yet delinquent or being contested in good faith in compliance with the Loan Agreement, (C) tenant allowances and capital expenditure costs required under leases or otherwise permitted to be incurred under the Loan Documents that are paid on or prior to the date when due; and (D) trade payables not represented by a note, customarily paid by Borrower within 75 days of incurrence and in fact not more than 75 days outstanding, that are incurred in the ordinary course of Borrower’s ownership and operation of the Mortgaged Property, in amounts reasonable and customary for similar properties and not exceeding 2.0% of the Loan Amount in the aggregate (the “Permitted Debt”).

Maintenance and Repair; Compliance; Alterations

Borrower will cause the Mortgaged Property to be maintained in good and safe working order and repair, reasonable wear and tear excepted, and in keeping with the condition and repair of properties of a similar use, value, age, nature and construction. Borrower will not use, maintain or operate the Mortgaged Property in any manner that constitutes a public or private nuisance or that makes void, voidable, or cancelable, or increases in any material respect the premium of, any insurance then in force with respect thereto. No improvements or equipment located at or on the Property and owned by Borrower will be removed, demolished or materially altered without the prior written consent of Lender (except (x) by a Tenant as required or permitted under its lease, and (y) by Borrower as required under any lease), or (z) replacement of equipment in the ordinary course of Borrower’s business with items of the same utility and of equal or greater value and sales of obsolete equipment no longer needed for the operation of the Mortgaged Property). Borrower will not make any change in the use of the Mortgaged Property that would materially increase the risk of fire or other hazard arising out of the operation of the Mortgaged Property, or do or permit to be done thereon anything that may in any way impair the value of the Mortgaged Property in any material respect or the lien of the Mortgage or otherwise cause or reasonably be expected to result in a Material Adverse Effect. Borrower will not install or permit to be installed on the Mortgaged Property any underground storage tank. Borrower will not, without the prior written consent of Lender, permit any

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drilling or exploration for or extraction, removal, or production of any minerals from the surface or the subsurface of the Mortgaged Property, regardless of the depth thereof or the method of mining or extraction thereof. Notwithstanding the foregoing, any exercise of any right or performance of any obligation by a Tenant in accordance with the terms of its Lease that does not require Borrower’s consent or approval (or that requires Borrower’s consent, but such consent must be given in accordance with the terms thereof) will not constitute a breach or default by Borrower under the Loan Documents.

Borrower will cause the Base Building Work to be completed within 12 months following the Origination Date, subject to force majeure, and upon request from Lender after the expiration of such period will deliver to Lender an officer’s certificate confirming that such work has been completed and that all associated expenses have been paid. Borrower will comply with all material terms of any asbestos operating and maintenance program in effect as of the Origination Date or otherwise required to be implemented by Borrower.

During the continuance of any Trigger Period or Event of Default, Borrower will not perform or contract to perform any capital improvements requiring Capital Expenditures that are not consistent with the Approved Annual Budget. Borrower will not perform, undertake, contract to perform or consent to any Material Alteration without the prior written consent of Lender, which consent (in the absence of an Event of Default then-continuing) will not be unreasonably withheld, delayed or conditioned, but may be conditioned on the delivery of additional collateral in the form of cash or cash equivalents (or other security) reasonably acceptable to Lender in respect of the amount by which any such Material Alteration exceeds the Threshold Amount. If Lender’s consent is requested hereunder with respect to a Material Alteration, Lender may retain a construction consultant to review such request and, if such request is granted, Lender may retain a construction consultant to inspect the work from time to time. Borrower will, within 10 days after demand by Lender, reimburse Lender for the reasonable fees and disbursements of such consultant.

“Material Alteration” means any alteration (except for alterations in connection with (i) Tenant Improvements pursuant to (x) leases existing as of the Origination Date, or (y) leases entered into following the Origination Date in accordance with the Loan Agreement, in each event in accordance with the terms of such lease, and (ii) restoration of the Property following a Casualty or Condemnation in accordance with the Loan Agreement) to be performed by or on behalf of Borrower at the Mortgaged Property that (a) is reasonably expected to result in a Material Adverse Effect, (b) is reasonably expected to cost in excess of the Threshold Amount, as determined by an independent architect (except for alterations in connection with the completion of the Base Building Work in accordance with the Loan Agreement), or (c) is reasonably expected to permit (or is reasonably likely to induce) any tenant to terminate its lease or abate rent.

“Threshold Amount” means an amount equal to 5.0% of the loan amount.

Leases and Major Contracts

Borrower will furnish Lender with executed copies of all Leases. All new Leases and renewals or material amendments of Leases must (i) be entered into on an arms-length basis with Tenants that are not affiliates of Borrower and whose identity and creditworthiness is appropriate for tenancy in property of comparable quality, as reasonably determined by Borrower, (ii) provide for rental rates and other economic terms that, taken as a whole, are at least equivalent to then-existing market rates, based on the applicable market, and otherwise contain terms and conditions that are commercially reasonable, as reasonably determined by Borrower, (iii) have an initial term of not more than 15 years, (iv) be subject and subordinate to the Mortgage and contain provisions for the agreement by the Tenant thereunder to attorn to Lender and any purchaser at a foreclosure sale, such attornment to be self-executing and effective upon acquisition of title to the Property by any purchaser at a foreclosure sale, and (v) not reasonably be expected to result in a Material Adverse Effect. Any Lease that conforms to the standards set forth above and is not a Major Lease will not require the consent of Lender. In addition, all terminations, renewals and material amendments of any Lease that is not a Major Lease and does not violate the foregoing will not require the consent of Lender. Lender, at the request of Borrower (and at Borrower’s sole cost and expense), will enter into a subordination, attornment and non-disturbance agreement on Lender’s then standard form (with such modifications thereto as may be reasonably acceptable to Lender) or on such other form reasonably

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satisfactory to Lender, with respect to any Lease entered into after the Origination Date in accordance with the Loan Documents that expressly requires the delivery of a subordination, attornment and non-disturbance agreement and with respect to any Lease (including any license) of rooftop or other exterior or de minimis space for antennas, solar panels and the like. Any Lease that does not conform to the foregoing requirements will be subject to the prior written consent of Lender which consent will not be unreasonably withheld, delayed or conditioned. In addition, all new Leases that are Major Leases, and all terminations, renewals and material amendments of Major Leases, will be subject to the prior written consent of Lender, which consent will not be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing, Borrower may, without the consent of Lender, in response to any pandemic, natural emergency or similar act of God, grant to any Tenant rent deferrals or abatements in respect of up to three months’ rent in the aggregate, provided that deferred rent is required to be repaid prior to the expiration of the then-current term of such Lease. Borrower will reasonably promptly deliver to Lender written notice of any such deferral or abatement and copies of any associated agreements or other documentation.

Borrower will (i) observe and punctually perform all the material obligations imposed upon the lessor under the Leases; (ii) enforce in a commercially reasonable manner all of the material terms, covenants and conditions contained in the Leases on the part of the lessee thereunder to be observed or performed, short of termination thereof, except that Borrower may terminate any Lease, other than a Major Lease, following a material default thereunder by the respective Tenant without the consent of Lender; (iii) not collect any of the rents thereunder more than one month in advance; (iv) not execute any assignment of lessor’s interest in the Leases or associated rents other than the assignment of rents and leases under the Mortgage; (v) not cancel or terminate any guarantee of any of the Major Leases without the prior written consent of Lender; and (vi) not permit any subletting of any space covered by a Lease or an assignment of the Tenant’s rights under a Lease, unless required by the terms of such Lease. Borrower will deliver to each new Tenant a Tenant Notice upon execution of such Tenant’s Lease, and promptly thereafter deliver to Lender a copy thereof and evidence of such Tenant’s receipt thereof.

Security deposits of Tenants under all Leases will be held in compliance with Legal Requirements and any provisions in Leases relating thereto. Borrower will maintain books and records of sufficient detail to identify all security deposits of Tenants separate and apart from any other payments received from Tenants. Subject to Legal Requirements, any letter of credit, bond or other instrument held by Borrower in lieu of cash security will name Lender as payee or mortgagee thereunder or be fully assignable to Lender. Borrower hereby pledges to Lender each such letter of credit, bond or other instrument as security for the Indebtedness. Upon the occurrence of an Event of Default, Borrower will, upon Lender’s request, deposit with Lender in an Eligible Account pledged to Lender an amount equal to the aggregate security deposits of the Tenants (and any interest theretofore earned on such security deposits and actually received by Borrower), and any such letters of credit, bonds or other instruments, that Borrower had not returned to the applicable Tenants or applied in accordance with the terms of the applicable Lease (and failure to do so will constitute a misappropriation of funds pursuant to recourse provisions in the Loan Agreement (as described under “—Non-Recourse Provisions and Exceptions” above), provided that such amount will be returned to Borrower, net of any amounts that were released to Tenants in accordance with the terms of their Leases, at such time as such Event of Default has been cured and no other Event of Default is continuing.

Borrower will comply in all material respects with all material terms, conditions and covenants of each Material Agreement and each material Permitted Encumbrance, and will promptly deliver to Lender a true and complete copy of each and every notice of default received by and sent by Borrower with respect to any obligation of Borrower under the provisions of any Material Agreement and/or Permitted Encumbrance. Without the prior written consent of Lender, Borrower will not grant or withhold any material consent under any Material Agreement or Permitted Encumbrance unless (a) no Event of Default is continuing and the same would not be reasonably likely to have a Material Adverse Effect, or (b) Borrower is obligated to grant such consent by the terms of the Material Agreement.

“Legal Requirements” means all governmental statutes, laws, rules, orders, regulations, ordinances, judgments, decrees and injunctions of Governmental Authorities (including Environmental Laws, zoning requirements and Foreign Investment Regulations) affecting Borrower, the Mortgaged Property or any other

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Collateral or any portion thereof or the construction, ownership, use, alteration or operation thereof, or any portion thereof (whether now or hereafter enacted and in force), and all material permits, licenses and authorizations and regulations relating thereto.

“Major Lease” means any lease that (A) when aggregated with all other leases at the Mortgaged Property with the same tenant (or affiliated tenants), and assuming the exercise of all expansion rights and all preferential rights to lease additional space contained in such lease, is expected to demise more than 35,000 rentable square feet, (B) contains an option or preferential right to purchase all or any portion of the Mortgaged Property, (C) is with an affiliate of Borrower as tenant, or (D) is entered into during the continuance of an Event of Default.

“Material Agreement” means each contract and agreement (other than leases and the Loan Documents) relating to the Mortgaged Property, or otherwise imposing obligations on Borrower, under which Borrower would have the obligation to pay more than $150,000 per annum and that cannot be terminated by Borrower without cause upon 30 days’ notice or less without payment of a termination fee, or that is with an affiliate of Borrower (but excluding any Approved Management Agreement with an affiliate of Borrower).

Risk Management

Insurance

Borrower will obtain and maintain or cause to be obtained and maintained with respect to the Property, for the mutual benefit of Borrower and Lender at all times, the following policies of insurance:

(i)       property insurance against loss or damage by standard perils included within the classification “All Risks” or “Special Form” Causes of Loss, including coverage for damage caused by windstorm (including named storm) and hail. Such insurance will (A) be in an amount equal to the full insurable value on a replacement cost basis of the Mortgaged Property and, if applicable, all related furniture, furnishings, equipment and fixtures (without deduction for physical depreciation); (B) have deductibles acceptable to Lender (but in any event not in excess of $100,000, except in the case of windstorm and earthquake coverage, which will have deductibles not in excess of 5% of the total insurable value of the Property); (C) be paid annually in advance; (D) be written on a “Replacement Cost” basis, waiving depreciation; (E) be written on a no coinsurance form or contain an “Agreed Amount” endorsement, waiving all coinsurance provisions; and (F) include ordinance or law coverage on a replacement cost basis, with no co-insurance provisions, containing Coverage A: “Loss Due to Operation of Law” (with a limit equal to replacement cost), Coverage B: “Demolition Cost” and Coverage C: “Increased Cost of Construction” coverages each with limits of no less than 10% of replacement cost or such lesser amounts as Lender may require in its sole discretion. If such insurance excludes mold, then Borrower will implement a mold prevention program satisfactory to Lender;

(ii)       if any portion of the improvements at the Mortgaged Property is located in a federally designated Special Flood Hazard Area, flood insurance in an amount equal to the maximum limit of coverage available under the National Flood Insurance Program, plus such additional excess limits as will be reasonably requested by Lender, with a deductible not in excess of the maximum limit of coverage available under the National Flood Insurance Program;

(iii)       commercial general liability insurance, including terrorism, on a broad form providing coverage for property damage, contractual liability for insured contracts and personal injury (including bodily injury and death), to be on the so-called “occurrence” form containing minimum limits per occurrence of not less than $1,000,000 with not less than a $2,000,000 general aggregate for any policy year (with a per location aggregate if the Mortgaged Property is on a blanket policy), with a deductible not in excess of $50,000. In addition, at least $100,000,000 excess and/or umbrella liability insurance will be obtained and maintained on terms consistent with the commercial general liability insurance required above, for any and all claims, subject to the policy terms and conditions, including all legal liability imposed upon Borrower and all related court costs and attorneys’ fees and disbursements;

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(iv)       rental loss and/or business interruption insurance covering the actual loss sustained during restoration from all risks required to be covered by the insurance provided for herein, including the Policies described above, and covering the 24-month period from the date of any Casualty and containing an extended period of indemnity endorsement covering the 12-month period commencing on the date on which the Mortgaged Property has been restored (even if the policy will expire prior to the end of such period). The amount of such insurance will be increased from time to time as and when the gross revenues from the Mortgaged Property increase;

(v)       insurance for steam boilers, air conditioning equipment, high pressure piping, machinery and equipment, pressure vessels or similar apparatus now or hereafter installed in any of the improvements (without exclusion for explosions) and insurance against loss of occupancy or use arising from any breakdown, in such amounts as are generally available and are generally required by institutional lenders for properties comparable to the Mortgaged Property, in each case, with a deductible not in excess of $100,000;

(vi)       worker’s compensation insurance with respect to all employees of Borrower as and to the extent required by any Governmental Authority or Legal Requirement and employer’s liability coverage of at least $1,000,000 (if applicable);

(vii)       during any period of repair or restoration, and only if the property and liability coverage forms do not otherwise apply, (A) commercial general liability and umbrella liability insurance covering claims related to the repairs or restoration at the Property that are not covered by or under the terms of the commercial general liability insurance described above, and (B) the insurance provided for in the “All Risk” insurance policy described above, which will (1) be written in a so-called builder’s risk completed value form or equivalent coverage, including coverage for 100% of the total costs of construction on a non-reporting basis and against all risks insured against pursuant to the Policies of insurance described above, and (2) include permission to occupy the Mortgaged Property;

(viii)       if required by Lender and provided that the Mortgaged Property is located in an area with a high degree of seismic activity and a PML (probable maximum loss) or SEL (scenario expected loss) of greater than 20%, earthquake insurance (A) with minimum coverage equivalent to the greater of 1.0x SUL (scenario upper loss) and 1.5x SEL (scenario expected loss) multiplied by the full replacement cost of the building plus 18 months’ business income/rental value, (B) having a deductible not in excess of 5% of the total insurable value of the Mortgaged Property, and (C) if the Mortgaged Property is legally nonconforming under applicable zoning ordinances and codes, containing ordinance of law coverage in amounts as reasonably required by Lender;

(ix)       so long as the Terrorism Risk Insurance Program Reauthorization Act of 2015 (“TRIPRA”) or a similar or subsequent statute is in effect, terrorism insurance for foreign and domestic acts (as such terms are defined in TRIPRA or similar or subsequent statute) in an amount equal to the full replacement cost of the Mortgaged Property (plus rental loss and/or business interruption insurance coverage for a term set forth in clause (iv) above). If TRIPRA or a similar or subsequent statute is not in effect, then provided that terrorism insurance is commercially available, Borrower will be required to carry terrorism insurance throughout the term of the Loan as required by the preceding sentence, but in such event Borrower will not be required to spend on terrorism insurance coverage more than two times the amount of the insurance premium that is payable at such time in respect of the property and business interruption/rental loss insurance required hereunder on a stand alone-basis (without giving effect to the cost of terrorism and earthquake components of such casualty and business interruption/rental loss insurance), and if the cost of terrorism insurance exceeds such amount, Borrower will purchase the maximum amount of terrorism insurance available with funds equal to such amount. In either such case, such insurance will not have a deductible in excess of $100,000.

(x)       Pollution Legal Liability Insurance with respect to the Property;

(xi)       auto liability coverage for all owned and non-owned vehicles, including rented and leased vehicles containing minimum limits per occurrence of $1,000,000 (if applicable); and

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(xii)       such other insurance as may from time to time be reasonably requested by Lender against such other insurable hazards that at the time are commonly insured against for properties similar to the Mortgaged Property located in or around the region in which the Mortgaged Property is located and which Lender generally requests from similarly situated borrowers of similar properties.

All policies of insurance (the “Policies”) provided for as described above will be issued by one or more insurers having a rating of at least “A” by Fitch, to the extent Fitch rates the Certificates and rates the applicable insurer; “A2” by Moody’s (or, if Moody’s does not rate such insurer, at least “A:VIII” by AM Best); and “A” by S&P; or by a syndicate of insurers through which at least 75% of the coverage (if there are 4 or fewer members of the syndicate) or at least 60% of the coverage (if there are 5 or more members of the syndicate) is with insurers having such ratings, and all remaining insurers will have ratings of not less than “BBB” by S&P and, to the extent Fitch rates the Certificates and rates the applicable insurer, the equivalent by Fitch, and “Baa2” by Moody’s (or, if Moody’s does not rate such insurer, at least “A:VIII” by AM Best)), with the exception of Allied World Specialty Insurance Company (“Allied”) and Ascot Bermuda Limited (“Ascot”) which will each be acceptable insurance companies in their current capacity under Borrower’s program provided that, if the current AM Best rating of Allied or Ascot is withdrawn or downgraded, Borrower will replace such applicable insurance company with an insurance company meeting the rating requirements set forth hereinabove.

All Policies provided for as described above may be in the form of a blanket policy, provided that Borrower will provide evidence satisfactory to Lender that the insurance premiums for the Property are separately allocated to the Mortgaged Property, and such blanket policy will provide the same protection as would a separate Policy as reasonably determined by Lender, subject to review and approval by Lender based on the schedule of locations and values, if requested by Lender, and provided further that to the extent that any blanket policy covers any other locations within a one thousand foot radius of the Property (the “Radius”), the limits of such blanket policy must be sufficient to maintain coverage as set forth in the Policies described above for the Mortgaged Property and any and all other locations combined within the Radius that are covered by such blanket policy calculated on a total insured value basis.

“Pollution Legal Liability Insurance” means an environmental insurance policy in form and substance reasonably satisfactory to Lender, from an insurer satisfying the requirements set forth in the Loan Agreement, that (i) names Lender and its successors and assigns as an additional named insured pursuant to a mortgagee assignment endorsement providing automatic rights of assignment in the event of default, (ii) provides coverage of not less than $10,000,000 per incident and $10,000,000 in the aggregate, (iii) has a deductible no higher than $100,000, (iv) has a term ending no earlier than two years after the Maturity Date, and (v) will at all times include the same coverages, terms, conditions and endorsements (and will not be amended in any material respect without the prior written consent of Lender) as the Pollution Legal Liability Insurance approved on the Origination Date.

Casualty and Condemnation

Promptly after Borrower obtains knowledge of same, Borrower will give written notice to Lender of (i) any fire, explosion, flood, collapse, earthquake or other casualty (“Casualty”) affecting all or any portion of the Property, (ii) any taking or voluntary conveyance of all or part of the Property or any interest therein or right accruing thereto or use thereof, as the result of, or in settlement of, any condemnation or other eminent domain proceeding by any Governmental Authority (“Condemnation”), or (iii) the actual or threatened (in writing) commencement of proceedings that would result in a Condemnation.

Lender may participate in any proceedings for any taking accomplished through a Condemnation or any transfer made in lieu of or in anticipation of a Condemnation, and Borrower will deliver to Lender all instruments reasonably requested by it to permit such participation. Borrower will, at its sole cost and expense, diligently prosecute any such proceedings, and will consult with Lender, its attorneys and experts, and cooperate with them in the carrying on or defense of any such proceedings. Borrower will not consent or agree to a Condemnation or action in lieu thereof without the prior written consent of Lender in each instance, which consent will not be unreasonably withheld, delayed or conditioned.

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All Loss Proceeds from any Casualty or Condemnation in excess of the Threshold Amount will be remitted directly to Lender for deposit into the Loss Proceeds Account in accordance with the Loan Agreement. Following the occurrence of a Casualty, Borrower, regardless of whether proceeds are available, will or will cause each applicable Tenant (subject to and in accordance with the terms of its Lease) in a reasonably prompt manner proceed to restore, repair, replace or rebuild the Mortgaged Property, all in accordance with the terms of the Loan Documents applicable to Alterations; provided, however, that Borrower will not be required to restore tenant improvements within leasable areas except if and to the extent required under the terms of the applicable Lease. If any Condemnation or Casualty occurs as to which, in the reasonable judgment of Lender:

(i)       in the case of a Casualty, the cost of restoration would not exceed 30% of the Loan Amount and the Casualty does not render more than 30% of the gross rentable area of the Mortgaged Property untenantable or result in the termination of Leases that collectively demise more than 30% of the base contractual rental revenue of the Mortgaged Property;

(ii)       in the case of a Condemnation, the Condemnation does not render more than 15% of the gross rentable area of the Mortgaged Property untenantable or result in the termination of Leases that collectively demise more than 15% of the base contractual rental revenue of the Mortgaged Property;

(iii)       restoration of the Mortgaged Property is reasonably expected to be completed prior to the expiration of rental interruption insurance and at least six months prior to the Maturity Date;

(iv)       after such restoration, the fair market value of the Mortgaged Property is reasonably expected to equal at least the fair market value of the Mortgaged Property immediately prior to such Condemnation or Casualty (assuming the affected portion of the Mortgaged Property is relet); and

(v)       all necessary approvals and consents from Governmental Authorities will be obtained to allow the rebuilding and re-occupancy of the Property; or if Lender otherwise elects to allow Borrower to apply Loss Proceeds toward the restoration of the Property, then, provided no Event of Default unrelated to the applicable event of Casualty or Condemnation is continuing, the Loss Proceeds after receipt thereof by Lender and reimbursement of any reasonable out-of-pocket expenses incurred by Lender in connection therewith will be applied to the cost of restoring, repairing, replacing or rebuilding the Property. Provided that no Event of Default unrelated to the applicable event of Casualty or Condemnation will have occurred and be then continuing, Lender will disburse such Loss Proceeds to Borrower in accordance with the Loan Agreement.

All Loss Proceeds not required (i) to be made available for the Restoration or (ii) to be returned to the Borrower may be retained and applied by the Lender toward the payment of the Indebtedness.

Environmental Indemnity

In connection with the origination of The 360 Rosemary Loan Combination, the Borrower and the Sponsor (the “Environmental Indemnitor”) executed an environmental indemnity agreement (the “Environmental Indemnity Agreement”) with respect to the Mortgaged Property. Under the Environmental Indemnity Agreement, the Environmental Indemnitor agreed to protect, defend, indemnify, release and hold harmless the Lender and other indemnified parties (collectively, the “Environmental Indemnitees”) from and against all Losses imposed on or incurred by or asserted against the Environmental Indemnitees directly or indirectly arising out of or in any way related to any one or more of the following: (a) any presence of any Hazardous Substances in, on, above or under the Mortgaged Property; (b) any past, present or threatened Release of Hazardous Substances in, on, above, under or from the Mortgaged Property; (c) any activity by Borrower, any person affiliated with any of the Borrower and/or any tenant or other user of the Mortgage Property in connection with any actual, proposed or threatened use, treatment, storage, holding, existence, disposition or other Release, generation, production, manufacturing, processing, refining, control, management, abatement, removal, handling, transfer or transportation to or from the Mortgaged Property of any Hazardous Substances at any time located in, under, on or above the Mortgaged Property; (d) any activity by Borrower, any person affiliated with Borrower and/or any tenant or other user of the Mortgaged

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Property in connection with any actual or proposed Remediation of any Hazardous Substances at any time located in, under, on or above the Property, whether or not such Remediation is voluntary or pursuant to court or administrative proceeding, action, claim, suit, judgment, award, decree order, including, but not limited to, any removal, remedial or corrective action; (e) any past, present or threatened non-compliance or violation of any Environmental Law (or of any permit issued pursuant to any Environmental Law) in connection with the Mortgaged Property or operations thereon, including, but not limited to, any failure by Borrower, any person affiliated with Borrower and/or any tenant or other user of the Mortgage Property to comply with any order of or decree or agreement with any Governmental Authority in connection with any Environmental Laws; (f) the imposition, recording or filing or the threatened imposition, recording or filing of any Environmental Lien encumbering the Property; (g) any administrative processes or proceedings or judicial proceedings in any way connected with any matter addressed in this Agreement; (h) any past, present or threatened injury to, destruction of or loss of natural resources in any way connected with the Mortgaged Property and which initiates an action or remedy under or constitutes a violation of any Environmental Law, including, but not limited to, costs to investigate and assess such injury, destruction or loss; (i) any acts of Borrower, any person affiliated with Borrower and/or any tenant or other user of the Mortgaged Property in arranging for the disposal or treatment, or arranging with a transporter for transport for the disposal or treatment, of Hazardous Substances at any facility or incineration vessel containing such or similar Hazardous Substances; (j) any acts of Borrower, any person affiliated with Borrower and/or any tenant or other user of the Mortgaged Property in accepting any Hazardous Substances for transport to disposal or treatment facilities, incineration vessels or sites from which there is a Release or a threatened Release of any Hazardous Substance which causes the incurrence of costs for Remediation; (k) any personal injury, wrongful death or property or other damage arising out of any violation of Environmental Laws with respect to the Mortgaged Property, including, but not limited to, damages assessed for private or public nuisance or for the conducting of an abnormally dangerous activity on or near the Mortgaged Property; and (l) any misrepresentation or inaccuracy in any representation or warranty or material breach or failure to perform any covenants or other obligations pursuant to the Environmental Indemnity Agreement.

The obligations and liabilities of the Environmental Indemnitor under the Environmental Indemnity Agreement will fully survive indefinitely notwithstanding any termination, satisfaction, assignment, entry of a judgment of foreclosure, exercise of any power of sale, or delivery of a deed in lieu of foreclosure of the Mortgage. Notwithstanding the provisions of the Environmental Indemnity Agreement to the contrary, the liabilities and obligations of Indemnitor under the Environmental Indemnity Agreement will terminate 24 months after repayment in full of the Indebtedness if and when all of the following conditions are satisfied: (i) the Indebtedness is indefeasibly paid in full, (ii) Environmental Indemnitees will have received a Phase 1 environmental report (the cost of which will be paid by Borrower) dated within 30 days of the date the Indebtedness is indefeasibly paid in full; and (iii) twenty-four (24) months after such repayment of the Indebtedness, there is no outstanding claim for indemnification or outstanding request for defense made by Environmental Indemnitees under the Environmental Indemnity Agreement.

“Environmental Law” means any present and future federal, state and local laws, statutes, ordinances, orders, rules, regulations and the like, as well as common law, any judicial or administrative orders, decrees or judgments thereunder and any permits, approvals, licenses, registrations, filings and authorizations, in each case, relating to protection of the environment, relating to Hazardous Substances and/or relating to liability for or costs of other actual or threatened danger to human health (as it relates to exposure to Hazardous Substances) or the environment. The term “Environmental Laws” includes, but is not limited to, the following statutes, as amended, any successor thereto, and any regulations promulgated pursuant thereto, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: the Comprehensive Environmental Response, Compensation and Liability Act; the Emergency Planning and Community Right-to-Know Act; the Hazardous Substances Transportation Act; the Resource Conservation and Recovery Act (including, but not limited to, Subtitle I relating to underground storage tanks); the Solid Waste Disposal Act; the Clean Water Act; the Clean Air Act; the Toxic Substances Control Act; the Safe Drinking Water Act; those portions of the Occupational Safety and Health Act relating to Hazardous Substances); the Federal Water Pollution Control Act; the Federal Insecticide, Fungicide and Rodenticide Act; the Endangered Species Act; the National Environmental Policy Act; the River and Harbors Appropriation Act; and those relating to paint containing more than 0.5% lead by dry weight (“Lead

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Based Paint”). The term “Environmental Laws” also includes, but is not limited to, any present and future federal, state and local laws, statutes, ordinances, rules, regulations and the like, as well as common law as it relates to Hazardous Substances, conditioning transfer of property upon a negative declaration or other approval of a Governmental Authority of the environmental condition of the Mortgaged Property; requiring notification or disclosure of Releases of Hazardous Substances or other environmental condition of a property to any Governmental Authority or other Person, whether or not in connection with any transfer of title to or interest in such property; imposing conditions or requirements with respect to the environment in connection with permits or other authorization for lawful activity; relating to nuisance, trespass or other causes of action related to the Mortgaged Property relating to the presence or Release of Hazardous Substances at, on, under or from the Mortgaged Property; and relating to wrongful death, personal injury or property or other damage or relating to the presence or Release of Hazardous Substances at, on, under or from the Mortgaged Property.

“Hazardous Substances” means any and all substances (whether solid, liquid or gas) (i) defined, listed or otherwise classified as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, or words of similar meaning or regulatory effect under any present or future Environmental Laws or (ii) the presence of which on, in or under the Mortgaged Property is prohibited by Environmental Law or requires investigation or remediation under Environmental Law, including, but not limited to, petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, lead based paint and toxic mold. Notwithstanding anything to the contrary in the foregoing, the term “Hazardous Substances” will not include substances which otherwise would be included in such definition but which are of kinds and in amounts ordinarily and customarily used or stored in similar properties, including, without limitation substances used for the purposes of cleaning, maintenance, or operations, substances typically used in construction, and typical products used in properties like the Property, and which are otherwise in compliance with all Environmental Laws. Furthermore, the term “Hazardous Substances” will not include substances which otherwise would be included in such definition but which are of kinds and in amounts ordinarily and customarily stocked and sold by tenants operating retail businesses of the types operated by the Tenants and which are otherwise in compliance with all Environmental Laws.

“Losses” means any actual out-of-pocket losses, damages (but in all events excluding incidental, special, consequential, indirect or punitive damages, and lost profits other than diminutions in value), out-of-pocket costs, fees (including reasonable out-of-pocket fees of attorneys, engineers and environmental consultants), expenses, claims, suits, judgments, awards, liabilities (including, but not limited to, strict liabilities), obligations, debts, diminutions in value, fines, penalties, charges, costs of Remediation (whether or not performed voluntarily), amounts paid in settlement, litigation costs, reasonable out-of-pocket attorneys’ fees and disbursements, engineers’ fees and environmental consultants’ fees and investigation costs (including, but not limited to, costs for sampling, testing and analysis of soil, water, air, building materials and other materials and substances, whether solid, liquid or gas), of whatever kind or nature, and whether or not incurred in connection with any judicial or administrative proceedings, actions, claims, suits, judgments or awards.

“Release” with respect to any Hazardous Substance means any release, deposit, discharge, emission, leaking, leaching, spilling, seeping, migrating, injecting, pumping, pouring, emptying, escaping, dumping, disposing or other movement of Hazardous Substances.

“Remediation” includes, but is not limited to, any response, remedial, removal, or corrective action; any activity to clean up, detoxify, decontaminate, contain or otherwise remediate any Hazardous Substance; any actions to prevent, cure or mitigate any Release of any Hazardous Substance (including, with respect to toxic mold, providing any moisture control systems at the Mortgaged Property); any action to comply with any Environmental Laws or with any permits issued pursuant thereto; any inspection, investigation, study, monitoring, assessment, audit, sampling and testing or laboratory or other analysis or evaluation relating to any Hazardous Substances or to any environmental matter referred to in the Environmental Indemnity Agreement.

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Annual Budget

At least 30 days prior before the commencement of each fiscal year during the term of the Loan, and within 30 days after the commencement of any Trigger Period or Event of Default, Borrower will deliver to Lender a budget (the “Annual Budget”) for the Mortgaged Property for the next fiscal year and, promptly after preparation thereof, any subsequent revisions to the Annual Budget, which delivery will be for informational purposes only so long as no Trigger Period or Event of Default is continuing. During the continuance of any Trigger Period or Event of Default, such Annual Budget and any revisions thereto will be subject to Lender’s prior written approval (as approved, the “Approved Annual Budget”). Borrower will not amend any Approved Annual Budget more than once in any 60-day period.

Financial Reporting

The Borrower is required to furnish to the Lender:

•	within 90 days after the close of each fiscal year: (i) audited annual financial statements of Borrower audited in accordance with GAAP applied on a consistent basis, together with related statements of operations for such fiscal year; (ii) then current rent roll; (iii) Tenant sales reports; and (iv) such other information requested by Lender;
•	within 45 days after the first, second and third fiscal quarters of each year: (i) quarterly unaudited financial statements of Borrower; (ii) a statement calculating Net Operating Income as of the end of each fiscal quarter; (iii) copies of each Lease signed during such fiscal quarter; and (iv) then current rent roll; (v) Tenant sales reports; and (vi) such other information requested by Lender;
•	during the continuance of a Trigger Period or Event of Default, within 30 days after the end of each calendar month (other than the final calendar month of any fiscal year or fiscal quarter): (i) monthly and year-to-date unaudited financial statements of Borrower prepared for the applicable month; (ii) then current rent roll; (iii) Tenant sales reports; and (iv) such other information requested by Lender.

Representations and Warranties

The Loan Agreement contains certain representations and warranties by the Borrower that are customary in transactions similar to The 360 Rosemary Loan Combination, including, without limitation, representations as to the due formation of the Borrower; the authority of the Borrower to enter into and to perform under the Loan Documents; the authority of the Borrower to conduct its business and its qualification to do business in all states where such qualification is required; the due authorization and execution of the Loan Documents and other related documents by the Borrower; compliance in all material respects with applicable laws (including building and zoning ordinances and codes); the absence of material defaults by the Borrower under other agreements, including the Management Agreement; the payment of all filing and recording taxes; the absence of material litigation; the Borrower’s status as a special purpose entity, and the maintenance of all material permits and licenses and the maintenance of all required insurance.

The representations and warranties of the Borrower are set forth in the Loan Agreement and are attached as Annex C to this Offering Circular.

SPE Covenants

The Borrower has covenanted under the Loan Agreement that it is a single purpose bankruptcy remote entity (a “Single-Purpose Entity”) and that since the date of the Borrower’s formation (except that the Independent Director of Borrower has been appointed on or about the Origination Date) and at all times on

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and after the Origination Date and until such time as the debt under the under the 360 Rosemary Loan Combination has been paid or defeased in full:

(a)       is a limited liability company that was formed under the laws of the State of Delaware solely for the purpose of acquiring and holding an ownership interest in the Mortgaged Property;

(b)       does not engage in any business unrelated to the Mortgaged Property;

(c)       does not own any assets other than its interest in the Mortgaged Property or those interests incident or related to its interest in the Mortgaged Property, and does not and will not own any assets on which Lender does not have a lien, other than excess cash that has been released to Borrower pursuant hereto;

(d)       does not have any debt other than Permitted Debt and non-recourse mortgage debt that has been repaid in full prior to or on the Origination Date (provided that the foregoing will not require such person’s partners, members or equityholders to make any additional capital contributions or other funds available to such person);

(e)       maintains books, accounts, records, financial statements, stationery, invoices and checks that are separate and apart from those of any other person (except that such person’s financial position, assets, results of operations and cash flows may be included in the consolidated financial statements of an affiliate of such Person in accordance with GAAP, provided that (i) any such consolidated financial statements do not suggest in any way that such person’s assets are available to satisfy the claims of its affiliate’s creditors and (ii) such assets will also be listed on such person’s own separate balance sheet);

(f)       is subject to and complies with all of the limitations on powers and separateness requirements set forth in the organizational documentation of such person as of the Origination Date;

(g)       holds itself out as being a person separate and apart from each other person and not as a division or part of another person (provided, that nothing in this Agreement precludes Sponsor, Borrower or any affiliate of either party from identifying the Mortgaged Property as a “Related property” so long as the other requirements in this definition are satisfied);

(h)       conducts its business in its own name;

(i)       exercises reasonable efforts to correct any misunderstanding actually known to it regarding its separate identity, maintains an arms’-length relationship with its affiliates and only enters into a contract or agreement with an affiliate upon terms and conditions that are intrinsically fair, commercially reasonable and substantially similar to those that would be available on an arms’-length basis with unaffiliated third parties;

(j)       pays its own liabilities out of its own funds, including the salaries of its own employees, if any (provided that the foregoing will not require such person’s partners, members or equityholders to make any additional capital contributions or other funds available to such Person) and reasonably allocates any overhead that is shared with an affiliate, including paying for shared office space and services performed by any officer or employee of an affiliate;

(k)       maintains a sufficient number of employees, if any, in light of its contemplated business operations (provided that the foregoing will not require such person’s partners, members or equityholders to make any additional capital contributions or other funds available to such person);

(l)        conducts its business so that the assumptions made with respect to it that are contained in the Nonconsolidation Opinion will at all times be true and correct in all material respects (provided that

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the foregoing will not require such person’s partners, members or equityholders to make any additional capital contributions or other funds available to such person);

(m)       maintains its assets in such a manner that it will not be costly or difficult to segregate, ascertain or identify its individual assets from those of any other person;

(n)       observes all applicable entity-level formalities in all material respects;

(o)       does not commingle its assets with those of any other person, and holds its assets in its own name;

(p)        does not assume, guarantee or become obligated for the debts of any other person, and does not hold out its credit as being available to satisfy the obligations or securities of others or allow its affiliates to hold out their credit as being available to satisfy its obligations or securities (except pursuant to the Loan Documents);

(q)       does not acquire obligations or securities of its direct or indirect equityholders;

(r)       does not pledge its assets for the benefit of any other person and does not make any loans or advances to any other person;

(s)       maintains adequate capital in light of its contemplated business operations (provided that the foregoing will not require such person’s partners, members or shareholders to make any additional capital contributions to such person);

(t)       has one Independent Director, and has organizational documents that (i) provide that the Independent Director will consider only the interests of Borrower, including its creditors, and will have no fiduciary duties to Borrower’s equityholders (except to the extent of their respective interests in Borrower), and (ii) prohibit the replacement of any Independent Director without cause and without giving at least two Business Days’ prior written notice to Lender and the Rating Agencies (except in the case of the death, legal incapacity, or voluntary non-collusive resignation of an Independent Director, in which case no prior notice to Lender or the Rating Agencies will be required in connection with the replacement of such Independent Director with a new Independent Director that is provided by any of the companies listed in the definition of “Independent Director” below);

(u)       has organizational documents that provide that upon the occurrence of any event that causes it to have no members while the Loan is outstanding, at least one of its Independent Directors will automatically be admitted as its sole member and will preserve and continue its existence without dissolution;

(v)       files its own tax returns separate from those of any other person, except to the extent it is treated as a “disregarded entity” for U.S. federal income tax purposes and is not required to file tax returns under applicable law, and pays any taxes required to be paid under applicable law only from its own funds; and

(w)       has an operating agreement that provides that, for so long as the Loan is outstanding, such person will not take or consent to any of the following actions except to the extent expressly permitted in the Loan Agreement and the other Loan Documents:

(i)	the dissolution, liquidation, consolidation, merger or sale of all or substantially all of its assets or the division or conversion of such Person into multiple entities or series pursuant to Section 18-215, Section 18-217 or Section 18-218 of the Delaware Limited Liability Company Act or otherwise;
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(ii)	the engagement by such Person in any business other than the acquisition, development, management, leasing, ownership, maintenance and operation, financing and disposition of the Mortgaged Property and activities incidental thereto;
(iii)	the filing, or consent to the filing, of a bankruptcy or insolvency petition, any general assignment for the benefit of creditors or the institution of any other insolvency proceeding, the seeking or consenting to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian or any similar official in respect of such Person, admitting in writing in a judicial proceeding such Person’s inability to pay its debts generally as they become due (unless required to do so by applicable law), or the taking of any action in furtherance of any of the foregoing, in each case without the affirmative vote of its Independent Director; and
(iv)	any amendment or modification of any provision of its organizational documents relating to qualification as a “Single-Purpose Entity”.

“Independent Director” of any corporation or limited liability company means an individual who is provided by CT Corporation, Corporation Service Company, Delaware Trust, National Registered Agents, Inc., Wilmington Trust Company, Stewart Management Company, Lord Securities Corporation or, if none of those companies is then providing professional independent directors or managers, another nationally-recognized company reasonably approved by Lender, in each case that is not an affiliate of Borrower and that provides professional independent directors or managers and other corporate services in the ordinary course of its business, and which individual is duly appointed as a member of the board of directors of such corporation or limited liability company or as a “manager” of such limited liability company within the meaning of Section 18-101(12) of the Delaware Limited Liability Company Act and is not, and has never been, and will not while serving as Independent Director be, any of the following:

(i)       a member (other than an independent, non-economic “springing” member), partner, equityholder, manager, director, officer or employee of such corporation or limited liability company or any of its equityholders or affiliates (other than as an independent director or manager of an affiliate of such corporation or limited liability company that is not in the direct chain of ownership of such corporation or limited liability company and that is required by a creditor to be a single purpose bankruptcy remote entity, provided that such independent director or manager is employed by a company that routinely provides professional independent directors or managers);

(ii)       a creditor, supplier or service provider (including provider of professional services) to such corporation or limited liability company or any of its equityholders or affiliates (other than a nationally recognized company that routinely provides professional independent managers or directors and that also provides lien search and other similar services to such corporation or limited liability company or any of its equityholders or affiliates in the ordinary course of business);

(iii)       a family member of any such member, partner, equityholder, manager, director, officer, employee, creditor, supplier or service provider; or

(iv)       a Person that controls (whether directly, indirectly or otherwise) any of (i), (ii) or (iii) above.

A natural person who otherwise satisfies the foregoing definition other than subparagraph (i) by reason of being the Independent Director of a Single-Purpose Entity affiliated with the corporation or limited liability company in question will not be disqualified from serving as an Independent Director of such corporation or limited liability company, provided that the fees that such natural person earns from serving as Independent Director of affiliates of such corporation or limited liability company in any given year constitute in the aggregate less than five percent of such natural person’s annual income for that year. The same natural persons may not serve as Independent Directors of a corporation or limited liability company and, at the same time, serve as Independent Directors of an equityholder or member of such corporation or limited liability company

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“Nonconsolidation Opinion” means the opinion letter, dated the Origination Date, delivered by Borrower’s counsel to Lender and addressing issues relating to substantive consolidation in bankruptcy.

360 Rosemary Events of Default

Each of the following constitutes an event of default under the Loan Documents (each, an “Event of Default”):

(i)       If Borrower defaults in the payment when due of any principal or interest owing hereunder or under the Notes (including any mandatory prepayment required hereunder) or any other amount required to be remitted into the Cash Management Account on a Payment Date pursuant to the Loan Agreement;

(ii)       If Borrower defaults in the payment when due of any fees, expenses or other amounts owing hereunder, under the Notes or under any of the other Loan Documents (other than principal, interest and any other amounts required to be remitted into the Cash Management Account on a Payment Date pursuant to the Loan Agreement and such default continues for at least 5 Business Days after notice to Borrower;

(iii)       If any representation made by Borrower or Sponsor in any of the Loan Documents, or in any report, certificate, financial statement or other instrument, agreement or document furnished to Lender by Borrower or Sponsor, as applicable, will have been false or misleading in any material adverse respect (or, with respect to any representation that itself contains a materiality qualifier, in any respect) as of the date such representation was made (provided, however, that any unintentional breach of a representation or warranty will not constitute an Event of Default unless and until it remains uncured for 10 days after Borrower becomes aware of same, in the case of matters that can be cured with the payment of money, or 30 days after Borrower becomes aware of same in all other cases).

(iv)       If Borrower or Sponsor (a) commences a voluntary case concerning itself under the Bankruptcy Code; (b) commence any other proceeding under any reorganization, arrangement, adjustment of debt, relief of creditors, dissolution, insolvency or similar law of any jurisdiction whether now or hereafter in effect relating to Borrower or Sponsor, or will dissolve or otherwise cease; (c) is adjudicated insolvent or bankrupt; (d) suffers appointment of any custodian or the like for it or for any substantial portion of its property and such appointment continues unchanged or unstayed for a period of 90 days after commencement of such appointment; (e) makes a general assignment for the benefit of creditors; or (f) takes any action for the purpose of effecting any of the foregoing.

(v)        If there is commenced against Borrower or Sponsor an involuntary case under the Bankruptcy Code, or any such other proceeding described above, that remains undismissed or undischarged for a period of 90 days after commencement.

(vi)       If a Transfer of the Property or a Prohibited Change of Control occurs, or if there is any other transfer of a direct or indirect equity interests in Borrower, in each case except as expressly permitted by the Loan Documents.

(vii)       If a default occurs in the due performance or observance by Borrower of any term, covenant or agreement contained in the sections of the Loan Agreement relating to Plan Assets and negative covenants that remains uncured for 10 Business Days after Borrower receives actual knowledge or written notice thereof.

(viii)       If any event occurs that is explicitly identified as an “Event of Default” under any provision contained in the Loan Agreement or in any of the other Loan Documents; or if a default occurs under any term, covenant or agreement contained in the Loan Agreement or in any of the other Loan Document if the applicable Loan Document specifies a cure period and the default remains uncured following the expiration of such cure period.

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(ix)       If at any time Sponsor fails to satisfy any one or more of the net worth and liquidity covenants set forth in the Guaranty.

(x)       If a default occurs in the due performance or observance by Borrower or Sponsor (including any successor thereto) of any term, covenant or agreement contained in the Loan Agreement or any other Loan Document, except that in the case of a default that can be cured by the payment of money, such default will not constitute an Event of Default unless and until it will remain uncured for 10 Business Days after Borrower receives written notice thereof; and in the case of a default that cannot be cured by the payment of money but is susceptible of being cured within 30 days, such default will not constitute an Event of Default unless and until it remains uncured for 30 days after Borrower receives written notice thereof, subject to extension of such cure period upon notice to Lender of Borrower’s intention to cure as provided in the Loan Agreement.

“Plan Assets” means assets of any (i) employee benefit plan (as defined in Section 3(3) of ERISA) subject to Title I of ERISA, (ii) plan (as defined in Section 4975(e)(1) of the Code) subject to Section 4975 of the Code, or (iii) governmental plan (as defined in Section 3(32) of ERISA) subject to federal, state or local laws, rules or regulations substantially similar to Title I of ERISA or Section 4975 of the Code.

General Indemnity; Expense Reimbursement

Borrower, at its sole cost and expense, will protect, indemnify, reimburse, defend and hold harmless Lender and its officers, partners, members, directors, trustees, advisors, employees, agents, sub-agents, affiliates, successors, participants and assigns of any and all of the foregoing (collectively, the “Indemnified Parties”) for, from and against any and all damages that may be imposed on, incurred by, or asserted against any of the Indemnified Parties, in any way directly relating to or arising out of Lender’s interest in the Loan; provided, however, that no Indemnified Party will have the right to be indemnified hereunder to the extent that (i) such damages arise from any claims by any Indemnified Party against any other Indemnified Party, (ii) such damages have been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, willful misconduct or breach of any Loan Documents by any such Indemnified Party or the Servicer. Any amounts payable to Lender by reason of this general indemnity will be secured by the Mortgage and will become immediately due and payable and will bear interest at the Default Rate from the date damages are sustained by the Indemnified Parties until paid if not paid within 10 days after demand is made to Borrower. The foregoing will survive the satisfaction and payment in full of the Indebtedness and termination of the Loan Agreement.

Borrower will reimburse Lender upon receipt of written notice from Lender for (i) expenses incurred by Lender (or any of its affiliates) in connection with enforcing or preserving any rights, in response to third party claims or the prosecuting or defending of any action or proceeding or other litigation, in each case against, under or affecting Borrower, the Loan Agreement, the other Loan Documents or any Collateral, (ii) all actual out-of-pocket costs and expenses (including reasonable, out-of-pocket attorney’s fees and actual special servicing fees) incurred by Lender (or any of its affiliates) in connection with the enforcement of any obligations of Borrower, or a Default by Borrower, under the Loan Documents, including any actual or attempted foreclosure, deed-in-lieu of foreclosure, refinancing, restructuring, settlement or workout and any insolvency or bankruptcy proceedings (including any applicable transfer taxes); provided, that the fees payable to any special servicer will be subject to the limitations described in the Loan Agreement, (iii) all reasonable, out-of-pocket costs and expenses of Lender and its servicer, operating advisor and securitization trustee resulting from any Casualty, Condemnation, Default or reasonably imminent Default by Borrower or request by Borrower, (iv) during the occurrence of an Event of Default or following any special servicing event, all amounts required pursuant to the foregoing clause and any actual liquidation fees, workout fees and special servicing fees (in each case subject to the limitations set forth in the Loan Agreement), operating advisor consulting fees or any other similar fees and interest payable on advances made by the servicer or the securitization trustee with respect to delinquent debt service payments, and (v) the reasonable, out-of-pocket costs of all property inspections and/or appraisals (or any updates to any existing inspection or appraisal) that servicer may be required to obtain due to a request by Borrower or the occurrence of a Default; provided, however, that in no event will Borrower be required to reimburse Lender for more than one appraisal in any 12-month period.

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Governing Law

The Loan Documents are governed by the laws of the State of New York (without regard to principles of conflicts of laws) and any applicable law of the United States of America.

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ANNEX C

REPRESENTATIONS AND WARRANTIES OF THE BORROWER

All capitalized terms used in this Annex C that are not defined in this Offering Circular have the meanings ascribed to such terms in the 360 Rosemary Loan Agreement.

The Borrower made the following representations and warranties in the 360 Rosemary Loan Agreement as of the 360 Rosemary Loan Origination Date to itself and the 360 Rosemary Mortgaged Property. These representations and warranties were made at the time the 360 Rosemary Loan Combination was originated and there can be no assurance that such representations and warranties are true and correct as of the date of this 360 Rosemary Offering Circular.

The Borrower represented to the lender that, as of the Closing Date: except as set forth in the Exception Report:

1. Organization. Each Required SPE is duly organized, validly existing and in good standing under the laws of the State of Delaware, and is in good standing in each other jurisdiction where ownership of its properties or the conduct of its business requires it to be so, and each Required SPE has all power and authority under such laws and its organizational documents and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted.

The organizational chart contained in Schedule G is true and correct as of the date hereof. No Person owns more than 10% of the direct or indirect equity interests in Borrower except as shown on Schedule G.

2. Authorization. Borrower has the power and authority to enter into this Agreement and the other Loan Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by the Loan Documents and has by proper action duly authorized the execution and delivery of the Loan Documents.

3. No Conflicts. Neither the execution and delivery of the Loan Documents, nor the consummation of the transactions contemplated therein, nor performance of and compliance with the terms and provisions thereof will (i) violate or conflict with any provision of its formation and governance documents, (ii) violate any Legal Requirement, regulation (including Regulation U, Regulation X or Regulation T), order, writ, judgment, injunction, decree or permit applicable to it, (iii) violate or conflict with contractual provisions of, or cause an event of default under, any indenture, loan agreement, mortgage, contract or other Material Agreement to which Borrower or any of its direct or indirect equityholders is a party or may be bound, or (iv) result in or require the creation of any Lien or other charge or encumbrance upon or with respect to the Collateral in favor of any Person other than Lender (except for bankers’ liens, rights of setoff and other similar liens existing solely with respect to cash and other investments on deposit in one or more accounts maintained by or on behalf of Borrower, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, solely securing amounts owing to such bank with respect to cash management and operating account arrangements).

4. Consents. No consent, approval, authorization or order of, or qualification with, any court or Governmental Authority is required in connection with the execution, delivery or performance by Borrower of this Agreement or the other Loan Documents, except for any of the foregoing that have already been obtained.

5. Enforceable Obligations. This Agreement and the other Loan Documents have been duly executed and delivered by Borrower and constitute Borrower’s legal, valid and binding obligations, enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

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The Loan Documents are not subject to any right of rescission, offset, abatement, counterclaim or defense by Borrower, including the defense of usury or fraud.

6. No Default. No Default or Event of Default will exist immediately following the making of the Loan.

7. Payment of Taxes. Borrower has filed, or caused to be filed, all material tax returns (federal, state, local and foreign) required to be filed and paid all material amounts of taxes due (including interest and penalties imposed thereon), except for taxes that are not yet delinquent.

8. Compliance with Law. Except as disclosed in the Property Condition Report, the Environmental Report, and any zoning report delivered to Lender in connection with the origination of the Loan, Borrower, the Property and the use thereof comply in all material respects with all applicable Insurance Requirements and Legal Requirements, including building and zoning ordinances and codes. To Borrower’s knowledge, the Property conforms to current zoning requirements (including requirements relating to parking) and is neither an illegal nor a legal nonconforming use except as specified in the zoning report delivered to Lender in connection with the origination of the Loan. Borrower is not in default or violation of any order, writ, injunction, decree or demand of any Governmental Authority the violation of which is reasonably likely to materially and adversely affect the Property or the condition (financial or otherwise) or business of Borrower. There has not been committed by or on behalf of Borrower, Sponsor, or to Borrower’s knowledge, any other person in occupancy of or involved in the operation or use of the Property, any act or omission, including money laundering, terrorism or terrorism activities, affording any federal Governmental Authority or any state or local Governmental Authority the right of forfeiture as against the Property or any portion thereof or any monies paid in performance of its obligations under any of the Loan Documents. Neither Borrower nor Sponsor has purchased any portion of the Property with proceeds of any illegal activity.

9. ERISA. Neither Borrower nor any ERISA Affiliate of Borrower has incurred or is reasonably expected to be subjected to any liability under Title IV or Section 302 of ERISA or Section 412 of the Code or maintains or contributes to, or is or has been required to maintain or contribute to, any employee benefit plan (as defined in Section 3(3) of ERISA) subject to Title IV or Section 302 of ERISA or Section 412 of the Code, in each case that could reasonably be expected to resulted in a Material Adverse Effect. Borrower does not, and would not be deemed to, hold Plan Assets.

10. Investment Company Act. Borrower and Sponsor each qualify for the exemption set forth in Section 3(c)(5) or Section 3(c)(6), as applicable, of the Investment Company Act of 1940, as amended, and as a result is not an “investment company”, or a company “controlled” by an “investment company”, registered or required to be registered thereunder.

11. No Bankruptcy Filing. Borrower is not contemplating either the filing of a petition by it under any state or federal bankruptcy or insolvency laws or the liquidation of all or a major portion of its assets or property. Borrower does not have knowledge of any Person contemplating the filing of any such petition against it. During the ten year period preceding the Closing Date, no petition in bankruptcy has been filed by or against any Required SPE or any Person that owns or controls, directly or indirectly, ten percent or more of the beneficial ownership interests in Borrower and no such Persons have been convicted of a felony. Borrower has not received notice of and is not otherwise aware of any Tenant under a Major Lease contemplating or having filed any of the foregoing actions.

12. Other Debt. Borrower does not have outstanding any Debt other than Permitted Debt.

13. Litigation. There are no actions, suits, proceedings, arbitrations or governmental investigations by or before any Governmental Authority or other court or agency now filed or otherwise pending, and to Borrower’s knowledge there are no such actions, suits, proceedings, arbitrations or governmental investigations threatened in writing, against or affecting Borrower, Sponsor or the Collateral, in each case, except (i) as listed in the Exception Report (and none of the matters listed in the

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Exception Report, even if determined against Borrower or the Collateral, would reasonably be expected to have a Material Adverse Effect), or (ii) that are fully covered by insurance.

14. Leases; Material Agreements. (a) Borrower has delivered to Lender true and complete copies of all Leases, including all modifications and amendments thereto. No person has any possessory interest in the Property or right to occupy the same except under and pursuant to the provisions of the Leases. The rent roll attached to this Agreement as Schedule E (the “Rent Roll”) is accurate and complete in all material respects as of the Closing Date. Except as indicated on the Rent Roll or Exception Report, no security deposits are being held by Borrower (including bonds or letters of credit being held in lieu of cash security deposits), no Tenant has any termination options (except in connection with a Casualty or Condemnation), no Tenant has any extension or renewal rights (except as set forth in its Lease), no Tenant or other party has any option, right of first refusal or similar preferential right to purchase all or any portion of the Property, no fixed rent has been paid more than 30 days in advance of its due date and no payments of rent are more than 30 days delinquent. Except as disclosed on the Rent Roll, each of the following is true and correct with respect to each Lease:

(i) such Lease is valid and enforceable and is in full force and effect, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability related to or affecting creditors’ rights and to general equity principles (regardless of whether enforceability is considered in a proceeding in equity or at law);

(ii) Borrower is the sole owner of the entire lessor’s interest in such Lease;

(iii) such Lease is an arms’-length agreement with bona fide, independent third parties;

(iv) none of the Revenues reserved in such Lease have been assigned or otherwise pledged or hypothecated (except for a pledge or hypothecation that will be fully terminated and released in connection with the filing and recordation of the Mortgage and except for the Liens contemplated pursuant to the Loan Documents);

(v) Neither Borrower nor, to Borrower’s knowledge, any Tenant is in default under any Lease in any material respect;

(vi) there exist no offsets or defenses to the payment of any portion of the rents thereunder;

(vii) except for the Unfunded Obligations, no brokerage commissions or finder’s fees are due and payable regarding any Lease;

(viii) each Tenant is in actual, physical occupancy of the premises demised under its Lease and no event has occurred giving any Tenant the right to terminate its Lease or pay reduced or alternative rent to Borrower under any of the terms of such Lease; and

(ix) except for the Unfunded Obligations, all initial build-out work (whether pre-delivery or post-delivery) to be performed by the landlord under such Lease has been substantially performed, all Tenants have accepted possession of their respective premises under such Lease, all contributions to be made by the landlord to the Tenants in thereunder in connection with the initial build-out of the premises demised thereunder (e.g., tenant improvement allowances) have been made, all other conditions to the effectiveness of each Lease have been satisfied, no Tenant has the right to require Borrower to perform or finance Tenant Improvements or Material Alterations, no Leasing Commissions are owed, all free rent periods have expired and Borrower has no other monetary obligation to any Tenant under such Lease (other than contingent monetary obligations that may arise in accordance with such Lease).

(b) There are no Material Agreements except as described in Schedule F. Borrower has made available to Lender true and complete copies of all Material Agreements. Each Material Agreement has been entered into at arms’ length in the ordinary course of business by or on behalf of Borrower. To Borrower’s knowledge, (x) the Material Agreements are in full force and effect and (y) there are no defaults thereunder by Borrower or any other party thereto in any material respect. To Borrower’s

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knowledge, Borrower is not in default in any material respect in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any Permitted Encumbrance or any other agreement or instrument to which it is a party or by which it or the Property is bound.

15. Full and Accurate Disclosure. No statement of fact made by Borrower in this Agreement or any of the other Loan Documents contains any untrue statement of a material fact or omits to state any material fact necessary to make statements contained therein not misleading in any material respect. There is no fact, event or circumstance known to Borrower as of the Closing Date that has not been disclosed to Lender that has had or could reasonably be expected to result in a Material Adverse Effect.

16. Financial Condition. All financial data, including the statements of cash flow and income and operating expense, that have been delivered to Lender in connection with the Loan (i) are true, complete and correct in all material respects, (ii) accurately represent the financial condition of the Property as of the date of such financial data and (iii) have been prepared in accordance with GAAP throughout the periods covered, except as disclosed therein. Borrower does not have any contingent liabilities, liabilities for taxes, unusual forward or long-term commitments or unrealized or anticipated losses from any unfavorable commitments, in each case, that are known to Borrower and reasonably likely to have a Material Adverse Effect. Since the date of the financial statements, there has been no material adverse change in the financial condition, operations or business of Borrower or the Property from that set forth in said financial statements.

17. Single-Purpose Requirements. Each Required SPE is now, and has always been since its formation, a Single-Purpose Entity (except that the Independent Director of such Required SPE has been appointed on or about the Closing Date) and has conducted its business in substantial compliance with the provisions of its organizational documents. Borrower has never (i) owned any property other than the Property and related personal property, (ii) engaged in any business, except the ownership, leasing and operation of the Property, or (iii) had any material contingent or actual obligations or liabilities unrelated to the Property.

Borrower has provided Lender with true, correct and complete copies of Borrower’s current operating agreement or partnership agreement, as applicable, together with all amendments and modifications thereto.

On or prior to the Closing Date, Borrower shall have been fully released from any loan (other than the Loan) secured by the Property or any of the Collateral (a “Prior Loan”), and Borrower shall not have any continuing liability, actual or contingent, for any Prior Loan, and no recourse whatsoever against any portion of the Property shall be available to satisfy any Prior Loan under any circumstances.

18. Use of Loan Proceeds. No part of the proceeds of the Loan will be used for the purpose of purchasing or acquiring any “margin stock” within the meaning of Regulations T, U or X of the Board of Governors of the Federal Reserve System or for any other purpose that would be inconsistent with such Regulations T, U or X or any other Regulations of such Board of Governors, or for any purpose prohibited by Legal Requirements or by the terms and conditions of the Loan Documents. The Loan is solely for the business purpose of Borrower or for distribution to Borrower’s equityholders in accordance with Legal Requirements and no portion thereof shall be used for personal, consumer, household or similar purposes.

19. Not Foreign Person. Borrower (and, if Borrower is a “disregarded entity”, its regarded tax owner for U.S. federal income tax purposes) is not a “foreign person” within the meaning of Section 1445(f)(3) of the Code.

20. Labor Matters. Borrower has no employees and is not a party to any collective bargaining agreements.

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21. Title. Borrower owns good and insurable title to the Property and good title to the related personal property owned by Borrower, to the Collateral Accounts and to any other Collateral, in each case free and clear of all Liens whatsoever except the Permitted Encumbrances and Permitted Debt. The Mortgage, when properly recorded in the appropriate records, together with the other Loan Documents and any Uniform Commercial Code financing statements required to be filed in connection therewith, will create (i) a valid, perfected first priority Lien on the Property and the rents therefrom, enforceable as such against creditors of and purchasers from Borrower and subject only to Permitted Encumbrances and Permitted Debt, and (ii) perfected Liens in and to all personalty, all in accordance with the terms thereof, in each case subject only to any applicable Permitted Encumbrances. To Borrower’s knowledge, the Permitted Encumbrances do not and will not, individually or in the aggregate, materially and adversely affect or interfere with the value, or current or contemplated use or operation, of the Property, or the security intended to be provided by the Mortgage, or Borrower’s ability to repay the Loan. Except as insured over by a Title Insurance Policy, to Borrower’s knowledge, there are no claims for payment for work, labor or materials affecting the Property that are or may become a Lien prior to, or of equal priority with, the Liens created by the Loan Documents. No creditor of Borrower other than Lender has in its possession any goods that constitute or evidence the Collateral.

22. No Encroachments. Except as shown on the Survey, all of the improvements on the Property lie wholly within the boundaries and building restriction lines of the Property, and no improvements on adjoining property encroach upon the Property, and no easements or other encumbrances upon the Property encroach upon any of the improvements, so as, in either case, to adversely affect the value, use or marketability of the Property, except those that are insured against by a Title Insurance Policy.

23. Physical Condition.

Except for matters set forth in the Property Condition Reports, to Borrower’s knowledge, the Property and all building systems (including sidewalks, storm drainage system, roof, plumbing system, HVAC system, fire protection system, electrical system, equipment, elevators, exterior sidings and doors, irrigation system and all structural components) that are part of the Property are free of all material damage and are in good condition, order and repair in all respects material to the Property’s use and operation.

Borrower is not aware of any material structural or other material defect or damages in the Property, whether latent or otherwise.

Borrower has not received, and is not aware of any other Person’s receipt of, written notice from any insurance company or bonding company of any defects or inadequacies in the Property that would, alone or in the aggregate, adversely affect in any material respect the insurability of the same or cause the imposition of extraordinary premiums or charges thereon or of any termination or threatened termination of any policy of insurance or bond.

24. Fraudulent Conveyance. Borrower has not entered into the Transaction or any of the Loan Documents with the actual intent to hinder, delay or defraud any creditor. Borrower has received reasonably equivalent value in exchange for its obligations under the Loan Documents. On the Closing Date, the fair salable value of Borrower’s aggregate assets (based on the appraisal provided to Lender in connection with the origination of the Loan) is and will, immediately following the making of the Loan and the use and disbursement of the proceeds thereof, be greater than Borrower’s probable aggregate liabilities (including subordinated, unliquidated, disputed and Contingent Obligations). Borrower’s aggregate assets do not and, immediately following the making of the Loan and the use and disbursement of the proceeds thereof will not, constitute unreasonably small capital to carry out its business as conducted or as proposed to be conducted. Borrower does not intend to, and does not currently believe that it will, incur debts and liabilities (including Contingent Obligations and other commitments) beyond its ability to pay such debts as they mature (taking into account the timing and amounts to be payable on or in respect of obligations of Borrower).

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25. Management. Except for any Approved Management Agreement, no property management agreements or leasing agreements are in effect with respect to the Property. The Approved Management Agreement is in full force and effect and there is no material default thereunder by Borrower or, to Borrower’s knowledge, the Approved Property Manager and no event has occurred that, with the passage of time and/or the giving of notice would constitute a material default thereunder by Borrower or, to Borrower’s knowledge, the Approved Property Manager.

26. Condemnation. To Borrower’s knowledge, no Condemnation has been commenced or is contemplated or threatened in writing with respect to all or any portion of the Property or for the relocation of roadways providing access to the Property.

27. Utilities and Public Access. To Borrower’s knowledge, the Property has adequate rights of access to dedicated public ways (and makes no material use of any means of access or egress that is not pursuant to such dedicated public ways or recorded, irrevocable rights-of-way or easements) and is adequately served by all public utilities, including water and sewer (or well and septic), necessary to the continued use and enjoyment of the Property as presently used and enjoyed.

28. Environmental Matters. Except as disclosed in the Environmental Reports:

To Borrower’s knowledge, no Hazardous Substances are located at, on, in or under the Property or have been handled, manufactured, generated, stored, processed, or disposed of at, on, in or under, or have been Released from, the Property that could reasonably be expected to give rise to any liability or a requirement for notification, investigation or remediation under applicable Environmental Laws. Without limiting the foregoing, to Borrower’s knowledge, there is not present at, on, in or under the Property, any PCB-containing equipment, asbestos or asbestos containing materials, underground storage tanks or surface impoundments for any Hazardous Substance, lead in drinking water (except in concentrations that comply with all applicable Environmental Laws), or lead-based paint. To Borrower’s knowledge, there is no threat of any Release of any Hazardous Substance migrating to the Property that could reasonably be expected to give rise to any liability or a requirement for notification, investigation or remediation under applicable Environmental Laws.

To Borrower’s knowledge, the Property is in compliance in all material respects with all Environmental Laws applicable to the Property (which compliance includes, but is not limited to, the possession of, and compliance with, all environmental, health and safety Permits required in connection with the ownership and operation of the Property under all Environmental Laws). To Borrower’s knowledge, no Environmental Claim is pending with respect to the Property, nor is any threatened, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any Environmental Law with respect to Borrower or the Property.

To Borrower’s knowledge, no Liens are presently recorded with the appropriate land records under or pursuant to any Environmental Law with respect to the Property and, to Borrower’s knowledge, no Governmental Authority has been taking any overt action to subject the Property to Liens under any Environmental Law.

There have been no material environmental investigations, studies, audits, reviews or other environmental analyses conducted by or that are in the possession of Borrower in relation to the Property that have not been made available to Lender.

29. Assessments. To Borrower’s knowledge, there are no pending or proposed special or other assessments for public improvements or otherwise affecting the Property, nor are there any contemplated improvements to the Property that may result in such special or other assessments.

30. No Joint Assessment. Borrower has not permitted or initiated the joint assessment of the Property and, to Borrower’s knowledge, no joint assessment of the Property has occurred, (i) with any

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other real property constituting a separate tax lot, or (ii) with any personal property, or any other procedure whereby the Lien of any Property Taxes that may be levied against such other real property or personal property shall be assessed or levied or charged to the Property as a single Lien.

31. Separate Lots. No portion of the Property is part of a tax lot that also includes any real property that is not Collateral.

32. Permits; Certificate of Occupancy. Borrower has obtained (or caused to be obtained) all Permits necessary for the present and contemplated use and operation of the Property, other than Permits whose absence would not be reasonably likely to have a Material Adverse Effect. Except as disclosed in the zoning report delivered to Lender in connection with the origination of the Loan, the uses being made of the Property are in conformity in all material respects with the certificate of occupancy and/or Permits for the Property and any other restrictions, covenants or conditions affecting the Property.

33. Flood Zone. None of the improvements on the Property are located in an area identified by the Federal Emergency Management Agency or the Federal Insurance Administration as a “100 year flood plain” or as having special flood hazards (including Zones A and V), or, to the extent that any portion of the Property is located in such an area, the Property is covered by flood insurance meeting the requirements set forth in Section 5.15(a)(ii).

34. Security Deposits. Borrower is in compliance in all material respects with all Legal Requirements relating to security deposits.

35. Acquisition Documents. Borrower has delivered to Lender true and complete copies of all material agreements and instruments under which Borrower or any of its affiliates or the seller of the Property have remaining rights or obligations in respect of Borrower’s acquisition of the Property.

36. Insurance. Borrower has obtained insurance policies reflecting the insurance coverages, amounts and other requirements set forth in this Agreement. All premiums on such insurance policies required to be paid as of the Closing Date have been paid or shall be paid at closing for the current policy period. To Borrower’s knowledge, no Person has done, by act or omission, anything that would impair the coverage of any such policy.

37. No Dealings. Borrower is not aware of any unlawful influence on the assessed value of the Property.

38. Estoppel Certificates. Borrower has requested estoppel certificates from each Tenant on the form heretofore agreed by Lender and has delivered to Lender true and complete copies of each estoppel certificate received back from any Tenant prior to the Closing Date.

39. Federal Trade Embargos. Sponsor and each Required SPE is in compliance with all Federal Trade Embargos and Anti-Corruption Obligations in all material respects. To Borrower’s knowledge, no Embargoed Person owns any direct or indirect equity interest in any Required SPE. To Borrower’s knowledge, no Tenant at the Property is identified on the OFAC List. Borrower has implemented procedures, and will consistently apply those procedures throughout the term of the Loan, to ensure that the foregoing representations and warranties remain true and correct during the term of the Loan.

40. Intellectual Property/Websites. Other than as set forth in the Exception Report, neither Borrower nor any affiliate (i) has or holds any tradenames, trademarks, servicemarks, logos, copyrights, patents or other intellectual property with respect to the Property or the use or operations thereof or (ii) is the registered holder of any website with respect to the Property (other than Tenant websites).

41. Survival. All of the representations of Borrower set forth in this Agreement and in the other Loan Documents, in each case as made on the Closing Date, shall survive for so long as any portion of the Indebtedness is outstanding. All representations, covenants and agreements made by Borrower in

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this Agreement or in the other Loan Documents shall be deemed to have been relied upon by Lender notwithstanding any investigation heretofore or hereafter made by Lender or on its behalf. On the date of any Securitization, on not less than five days’ prior written notice, Borrower shall deliver to Lender a certification (x) confirming that all of the representations contained in this Agreement are true and correct as of the date of such Securitization, or (y) otherwise specifying any changes in or qualifications to such representations as of such date as may be necessary to make such representations consistent with the facts as they exist on such date.

Exception Report

The following Notices of Commencement and Claims of Lien are insured over by the Title Insurance Policy but currently remain of record:

1.	Notices of Commencement that will be terminated on the Closing Date but will remain on title for 30 days pursuant to Florida law:
•	Notice of Commencement recorded February 4, 2021 in Official Records Book 32167, Page 670.
•	Notice of Commencement recorded February 4, 2021 in Official Records Book 32167, Page 685.
•	Notice of Commencement recorded February 4, 2021 in Official Records Book 32167, Page 774.
•	Notice of Commencement recorded March 24, 2021 in Official Records Book 32315, Page 605.
•	Notice of Commencement recorded May 3, 2021 in Official Records Book 32444, Page 1885.
•	Notice of Commencement recorded June 24, 2021 in Official Records Book 32622, Page 1899.
•	Notice of Commencement recorded July 23, 2021 in Official Records Book 32714, Page 1461.
•	Notice of Commencement recorded July 23, 2021 in Official Records Book 32714, Page 1487.
•	Notice of Commencement recorded September 17, 2021 in Official Records Book 32875, Page 33.
•	Notice of Commencement recorded December 1, 2021 in Official Records Book 33094, Page 304.
•	Notice of Commencement recorded December 21, 2021 in Official Records Book 33156, Page 1320.

2.	Notices of Commencement that have not yet been terminated, but 150% of the funds required for termination are held in escrow by the title insurance company for such purpose:
•	Notice of Commencement recorded November 19, 2021 in Official Records Book 33068, Page 483 (Shawmut).
•	Notice of Commencement recorded August 3, 2021 in Official Records Book 32744, Page 1796 (Turner – Tremblant).
•	Notice of Commencement recorded August 3, 2021 in Official Records Book 32744, Page 1797 (Turner – RiverNorth).
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•	Notice of Commencement recorded September 20, 2021 in Official Records Book 32880, Page 1561 (United Construction).

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